Filed Pursuant to Rule 424(b)(3)

                                                            File No.: 333-31163


                                   PROSPECTUS
                                 ENAMELON, INC.

                        1,200,000 Shares of Common Stock


         This Prospectus pertains to up to 1,200,000 shares (the "Shares") of common stock, $.001 par value per share (the "Common Stock"), of Enamelon, Inc., a Delaware corporation (the "Company"), that may be sold by the Selling Securityholders named herein (the "Selling Securityholders"). See "Selling Securityholders."

         Of the shares of Common Stock offered hereby, 1,080,000 shares were sold by the Company to accredited investors in June 1997 pursuant to a private offering (the "June Offering") exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and 120,000 Shares were sold by Dr. Steven R. Fox, Chief Executive Officer of the Company, to such accredited investors in the June Offering. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders. The registration of the Shares offered hereby is being effected pursuant to registration rights granted by the Company to the Selling Securityholders and, in accordance with the terms of such rights, the Company will bear the expense of such registration, except that the Selling Securityholders will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of their Securities and their respective legal expenses.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Commencing on the effective date of this Prospectus, the Shares may be sold, from time to time, by the Selling Securityholders directly to purchasers or, alternatively, may be offered through agents, brokers, dealers or underwriters, who may receive compensation in the form of concessions or commissions from the Selling Securityholders or purchasers of the Shares. Sales of the Shares may be made on the Nasdaq Stock Market National Market System ("NASDAQ"), in privately negotiated transactions or otherwise, and such sales may be made at the market price prevailing at the time of sale, a price related to such prevailing market price or a negotiated price.

         Any brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of such shares positioned by them may be deemed to be underwriting discounts and commissions under the Securities Act.

                                 -------------

         The Shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 6 .

                                 -------------


                 The date of this Prospectus is August 11, 1997

         No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful.


                             AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained, at prescribed rates, by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W. Washington, D.C. 20549.

         The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby via the Electronic Data Gathering Analysis and Retrieval System ("EDGAR") and may be found on the Commission's web site at http://www.sec.gov. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits thereto or incorporated therein by reference. The Registration Statement, including such exhibits, may be inspected without charge at the public reference facilities maintained by the Commission and at the Commission's regional offices at the addresses stated above. Copies of these documents may be obtained, at prescribed rates, by writing to the Commission's Public Reference Section at its office set forth above.

         The Company furnishes its stockholders with annual reports which contain financial statements audited by its independent certified public accounts and such other interim reports containing unaudited financial information as it deems appropriate.

         The Company will provide without charge to each person who receives this Prospectus, upon written request a copy of any information that is incorporated by reference, in the Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be directed to the following address:

                                 ENAMELON, INC.
                               758 Route 18 North
                                   Suite 102
                           New Brunswick, N.J. 08816
                       Attention: Chief Financial Officer


         Enamelon(TM) is a trademark of the Company. Certain other trademarks of the Company and other companies, including ENAMELINE(TM), Crest(R), Colgate(R), Aquafresh(R), Mentadent(R), Arm & Hammer Dental Care(R) and Sensodyne(R), are used in this Prospectus.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors." See the "Glossary" beginning on page 47 of this Prospectus for the definitions of certain terms used herein.

                                  The Company

         Enamelon, Inc. is focused on developing and marketing over-the-counter oral care products based on proprietary formulations and technologies. The Company's products are intended to stop cavities before they begin. Its prototype formulations have been demonstrated in animal and in vitro studies to strengthen tooth enamel. Enamelon(TM) toothpaste contains the active ingredients sodium fluoride, plus calcium and phosphate ions, to enhance the remineralization of tooth enamel. The Company has introduced an all-family toothpaste into test markets, consisting of approximately 5% of United States households and currently expects to begin a national roll-out of its toothpaste product in the first half of 1998.

         On a daily basis, teeth lose small amounts of calcium and phosphate, the major structural ingredients of tooth enamel. This "demineralization" process is caused by plaque acids produced during the bacterial breakdown of sugars in the mouth. If the demineralization process is not balanced by remineralization, demineralization will eventually destroy the mineral structure of the teeth and result in cavities, which must be repaired by a dentist. Saliva contains low levels of calcium and phosphate ions to naturally combat this process through "remineralization." The presence of fluoride in the saliva is known to facilitate the remineralization process. However, remineralization is limited by the small amounts of calcium and phosphate ions normally present.

         Enamelon(TM) toothpaste simultaneously supplies the active ingredient sodium fluoride, and high concentrations of ions of the inactive ingredients calcium and phosphate in soluble form during brushing. The Company's in vitro studies have demonstrated that Enamelon(TM) anticavity fluoride toothpaste enhances remineralization with a higher level of fluoride uptake and that it strengthens and hardens the tooth structure. This makes the tooth less soluble and more resistant to attacks by acids from decay-causing bacteria. The Company currently is conducting intra oral and small scale clinical studies intended to establish additional advertising claims, including comparative claims.

         Based on the Company's studies to date, it believes that with each application of Enamelon(TM) toothpaste and its other proposed products, teeth will become stronger and more resistant to decay. The Company believes that human clinical studies will show that its toothpaste enhances the tooth remineralization process to a greater degree than currently available products and that this will represent one of the most significant advances in personal dental care since the introduction of mass-marketed fluoride dental products in the early 1960's.

         The worldwide toothpaste market is estimated to exceed $5.0 billion in annual retail sales. Annual toothpaste sales in the United States are expected to be $1.75 billion in 1997 and are projected to reach $2.0 billion by the turn of the century. Over the last five years, the toothpaste market has become segmented as new, premium-priced products offering benefits such as tartar control or whitening or containing ingredients such as baking soda have steadily attracted consumers away from older, mature products.

         The Company holds licenses from the American Dental Association Health Foundation (the "ADAHF") to use patented technologies (the "ADAHF Patented Technology") relating to a method for oral use of various amorphous calcium phosphate compounds that enhance the natural activity of fluoride to prevent tooth decay. The ADAHF has granted the Company (i) exclusive worldwide licenses to develop, manufacture and market toothpaste, chewing gum, food and confectionery products using the ADAHF Patented Technology and (ii) a non-exclusive international license covering products not covered by the Company's exclusive licenses (including oral spray, mouth rinse and professional gel products) using the ADAHF Patented Technology. The Company's international license is co-extensive with a non-exclusive international license granted to SmithKline Beecham Corp. ("Smithkline"), which also obtained from the ADAHF an exclusive United States license covering products not covered by the Company's exclusive licenses.

         The Company itself has developed both patented and proprietary technologies relating to the prevention of tooth decay before it begins (the "Enamelon Proprietary Technology"). It has received five United States patents for methods and materials that supply soluble calcium and phosphate salts to teeth to enhance remineralization and one patent for its dual chamber toothpaste tube, which is used to dispense Enamelon(TM) toothpaste. In addition, the Company has nine patent applications with respect to certain Enamelon Proprietary Technology pending in the United States and six patent applications pending in foreign jurisdictions.

         The Company's objective is to become a leading niche marketer of a variety of oral care, chewing gum, food and confectionery products based on the ADAHF Patented Technology and/or the Enamelon Proprietary Technology (together, the "Enamelon Technologies"). The Company's strategic plan for accomplishing this objective is to (i) market its toothpaste products with sodium fluoride as the sole active ingredient in compliance with Food and Drug Administration requirements, (ii) conduct further testing to establish advertising and marketing claims, including comparative claims (iii) collaborate with corporate partners in certain product areas and international markets and (iv) capitalize on additional commercial applications.

         The Company was incorporated in Delaware in June 1992. The Company's executive offices are located at 15 Kimball Avenue, Yonkers, New York, 10704, and its telephone number is (914) 237-1308.



                                  The Offering

Shares of Common Stock
  Offered..................................................   1,200,000 shares

Plan of Distribution.......................................   The Shares may be offered to the
                                                              public from time to time by the
                                                              Selling Securityholders directly or
                                                              through underwriters, dealers or
                                                              agents in market transactions or
                                                              through privately negotiated
                                                              transactions.

Use of Proceeds............................................   The Company will not receive any
                                                              proceeds from the sale of the Shares
                                                              by the Selling Securityholders.

Risk Factors...............................................   Prospective investors should
                                                              carefully consider the matters set
                                                              forth under the caption "Risk
                                                              Factors". An investment in the shares
                                                              of Common Stock offered hereby
                                                              involves a high degree of risk and
                                                              immediate and substantial dilution.


Nasdaq National
Market System Symbol.......................................   "ENML"

                             Summary Financial Data

         The following summary financial information has been derived from the company's financial statements included elsewhere in this Prospectus. The following summary should be read in conjunction with the Financial Statements and related notes and management's discussion and analysis included elsewhere in this Prospectus. See "Financial Statements".



                                                                                                Three Months
                                                       Year ended December 31,                Ended March 31,
                                              ----------------------------------------        ---------------
                                  1994              1995                1996              1997              1996
                                  ----              ----                ----              ----              ----
Selected Statement
of Operations Data:

Total expenses                  $536,280         $1,080,581         $3,120,249         $2,080,326         $552,207

Other income(charge)           $(262,644)          $(19,663)         $(195,419)          $130,956          $35,435

Net Loss                       $(798,924)       $(1,060,918)       $(2,924,830)       $(1,949,370)       $(516,772)

Selected Per Share Data:

Net Loss per share                 $(.21)            $(0.20)            $(0.52)           $ (0.28)          $(0.09)

Weighted average common        3,784,800          5,234,289          5,636,935          6,900,378        5,563,389
shares outstanding

                                                At March 31, 1997
                                                -----------------
                           At December
                            31, 1996          Actual         Pro Forma*
                           -----------        ------         ----------
Selected Balance Sheet
Data:
 Total Assets              $12,391,684      $10,951,107      $23,077,000
 Total Liabilities           1,093,271        1,602,064        1,697,664
 Working Capital            10,543,096        8,032,528       21,109,451
 Stockholders' Equity       11,298,413        9,349,043       22,425,966
-------------

         * As adjusted to reflect net proceeds of $13,076,923 from the June Offering of 1,080,000 shares of Common Stock.

                                  RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk and immediate and substantial dilution and should only be made by persons who can afford a loss of their entire investment. In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other matters, the following risk factors, as well as the other information contained in this Prospectus.

History of Operating Losses; Uncertainty of Future Profitability

         The Company has a limited history of operations and has accumulated net losses from inception in June 1992 through March 31, 1997, of approximately $7,067,783. Losses have resulted principally from research and development costs, costs of manufacturing and test marketing of Enamelon(TM) toothpaste, and general and administrative costs. Although the Company commenced test marketing of Enamelon(TM) toothpaste in March 1997, costs of production and marketing presently exceed revenues. The Company expects to continue to incur annual operating losses at least through 1999, principally as a result of expenses of ongoing clinical testing and anticipated marketing and manufacturing expenses associated with the introduction of Enamelon(TM) toothpaste. There can be no assurance that the Company will ever generate an operating profit or achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Successful Development and Marketing of Initial Product

         The Company is dependent to a large extent on the success of Enamelon(TM) toothpaste, which is being test marketed at a number of sites. Based upon laboratory studies by the Company and others, the Company believes that the current formulation of Enamelon(TM) toothpaste will achieve expected results in humans. Nevertheless, results of in vitro and animal laboratory studies are not necessarily indicative of results that will be obtained in human clinical trials. Adverse or inconclusive clinical trial results concerning any of the Company's product formulations could significantly delay the marketing of such products or result in the limitation of the Company's potential product claims. In such event, the Company may have to conduct further studies. There can be no assurance that safe and effective commercially viable products can ever be developed by the Company, or that if they are developed, they can be produced in a timely manner, can be manufactured economically on a large scale, can be free from governmental and competitive challenges, and can achieve and sustain market acceptance.

Uncertainty of Consumer Acceptance of Enamelon Products

         The Company will be dependent upon consumer acceptance of Enamelon(TM) toothpaste as an alternative to current well known brand name toothpastes. Market acceptance will depend on the Company's ability to demonstrate to consumers the effectiveness of its products. There can be no assurance that clinical studies will support the Company's anticipated advertising claims, that the Company will be able to market its toothpaste successfully or that future products, if any, will be accepted in the marketplace.

Uncertainties Related to Development of Additional Products

         The Company has focused its product development efforts to date on Enamelon(TM) toothpaste. Accordingly, the Company will require significant additional efforts to develop other products using the Enamelon Technologies. All such future product development efforts are subject to certain risks and may not succeed. These risks include, but are not limited to, the possibility that
(i) new products will be found ineffective or unsafe, (ii) even if safe and effective, they will be difficult to develop into commercially viable products or to manufacture economically on a large scale, free of governmental or competitive challenges and (iii) any such products will fail to achieve and sustain market acceptance. Therefore, there is substantial risk that the Company's product development efforts will not be successful.

Competition

         Competition in toothpaste products, as well as in chewing gum, food and confectionery products, is intense. The Company's primary competitors include companies with substantially greater financial, technological, marketing, personnel and research and development resources than those of the Company. There can be no assurance that the Company will be able to compete successfully in these markets. The Company's toothpaste products will compete with other brand name toothpastes, including Crest, Colgate, Aquafresh, Mentadent, Arm & Hammer Dental Care and Sensodyne. Further, new products or future developments by others may provide therapeutic or cost advantages over the Company's proposed products. There can be no assurance that developments by others of similar or more effective products will not render the Company's products or technologies noncompetitive or obsolete or that competitors will not challenge the validity of the Company's patent rights. Since the Company's proposed products will be new to the market and sold in competition with the products of companies with greater financial and other resources, there can be no assurance that a market for the Company's proposed products will develop.

         The Company's non-exclusive license to market products not covered by its exclusive licenses (including oral sprays, mouth rinses, and professional gels) outside of the United States is co-extensive with a license granted to SmithKline, which has financial and other resources that are substantially greater than those of the Company. Therefore, it is likely that the Company will not be able to compete with SmithKline for the sale of those products outside of the United States unless the Company enters into strategic alliances with other companies having financial and other resources comparable to those of SmithKline. However, there can be no assurance that the Company will be able to successfully market products covered by its non-exclusive license, even if it is able to form such alliances.

Compliance with the FDA Monograph

         The Company's products are subject to regulation by the Food and Drug Administration (the "FDA"). The FDA has published a final monograph, Anticaries Drug Products for Over-the-Counter Human Use (the "Monograph"), for over-the-counter anticaries drug products, the category of non-prescription drug products that includes the Company's proposed oral care products. The Monograph establishes conditions under which over-the-counter drug products that aid in the prevention of tooth decay generally are recognized as being safe and effective and not misbranded. The Company's products may be lawfully marketed without being required to file a New Drug Application (an "NDA") with the FDA if they use as their sole active ingredient one of the active ingredients permitted in the Monograph and only make labeling claims permitted in the Monograph. The Company's proposed products have been and are being developed with the sole active ingredient being sodium fluoride, an active ingredient permitted under the Monograph, and the Company intends to comply with the Monograph in all other respects. However, there can be no assurance that the FDA will determine that the Company's proposed products meet all of the conditions of the Monograph. The Company will be limited in the claims it can make with respect to its products in order to remain in compliance with the Monograph. The Company's inability to market its proposed toothpaste products under the Monograph would have a material adverse effect on the Company.

         In order to market its proposed products other than in compliance with the Monograph, the Company would be required to file an NDA. An NDA would require substantial testing procedures which are costly and time consuming. Accordingly, the Company's ability to sell its proposed products in the United States could be delayed for an indefinite period of time. Further, the Company may not have sufficient financial or other resources available to complete the NDA process and assuming such financial and other resources are available, there is no assurance that the FDA would approve the Company's NDA, if one were necessary.

Substantiation of Additional Advertising Claims

         The Company intends to continue to conduct human clinical studies of Enamelon(TM) toothpaste, which are intended to confirm efficacy in humans and begin to establish additional advertising claims. The Company believes that these advertising claims will distinguish Enamelon(TM) toothpaste from competitors' products and give the Company a competitive advantage. However, there can be no assurance that the results of the human clinical studies will substantiate the anticipated advertising claims. In that event, the Company may be required to conduct additional human clinical studies, delay the national roll-out of Enamelon toothpaste, or change its marketing strategy.

Compliance with Other Government Regulation

         In addition to regulation by the FDA under the Monograph, the Company is subject to additional FDA regulation as well as regulation under various other federal and state laws and agencies. Each domestic drug product manufacturing facility must be registered with the FDA, and each manufacturer must inform the FDA of every drug product it has in commercial distribution and keep such list updated. Domestic manufacturing facilities are also subject to at least biennial inspection by the FDA for compliance with Good Manufacturing Practice ("GMP") regulations promulgated by the FDA. Compliance with GMP regulations is required at all times during the manufacture and processing of drug products. Accordingly, to the extent that the Company uses contract manufacturers, such manufacturers must be in compliance with FDA requirements. If any such manufacturer is not in compliance with GMP, the FDA could bring an action to enforce its regulations, which could lead to closing such manufacturing facility. In that instance, the Company would be required to contract with another manufacturer, any such contract could possibly be on terms less favorable to the Company than its former agreement, and the sales and marketing of the Company's products could be disrupted. See "Business - Manufacturing," "-Government Regulation," and "Risk Factors--Dependence on Others to Manufacture".

         Both the Company's products and its product claims may be challenged by the Company's competitors or by the Federal Trade Commission (the "FTC") or other governmental or private agencies. Such challenges may include an assertion that the data obtained by the Company to substantiate the Company's advertising claims may be inadequate or that such claims are inaccurate. There can be no assurance that the Company will successfully defend any challenge in this area or be able to modify its products or the claims with respect thereto to such an extent that the products remain commercially viable. If the Company is unable to defend such claims, it may become subject to an FTC cease and desist order, which could impair its ability to market its products.

         The laws and regulations administered by governmental agencies are subject to change and varying interpretations. While the Company intends to use its best efforts to comply with relevant laws and regulations, no assurance can be given that an agency might not assert a claim of noncompliance against the Company in the future. Unanticipated changes in laws or adverse interpretations of regulations could materially jeopardize the Company's ability to distribute its products or engage in its contemplated business activities.

         The marketing of the Company's proposed products abroad will be subject to significant regulation by foreign cosmetic and/or drug regulatory agencies. No assurance can be given that the Company will be granted approval to market its proposed products in foreign countries, and the failure to obtain such required approvals would have a adverse effect on the Company's ability to market its products internationally. See "Business -- Regulation."

Dependence on Licensing Agreements

         Since the Company considers the ADAHF Patented Technology to be a key element in its product development, the Company's license agreements with the American Dental Association Health Foundation (the "ADAHF") are material to the Company's business. If sales of the company's products do not generate royalties of at least $17,000 during the last year of any exclusivity period under the Company's exclusive licenses, then the Company will not be entitled to renew the period of exclusivity, and the ADAHF will be entitled to license the ADAHF Patented Technology to the Company's competitors. Furthermore, if the Company fails to pay the minimum royalties required under the license agreements or otherwise breaches such agreements, then the ADAHF will be entitled to terminate the agreements. In that event, the Company would be unable to use the ADAHF Patented Technology, which could have a material adverse effect on the ability of the Company to develop, manufacture and sell its products, or even to continue in business. See "Business -- ADAHF Patents and Licenses" and "-- Patents, Trademarks and Other Proprietary Information."

Uncertain Ability to Protect Patents and Other Intellectual Property

         The Company's ability to compete effectively depends on its success in protecting the Enamelon Technologies, both in the United States and abroad. No assurance can be given that the Company's protection of patents or other proprietary technology within and/or outside of the United States is sufficient to deter others, legally or otherwise, from developing or marketing competitive products using the Enamelon Technologies.

         The United States and foreign patents and pending patent applications covering the ADAHF Patented Technology (the "ADAHF Patent Rights") and certain of the Enamelon Proprietary Technology (the "Enamelon Patent Rights" and collectively with the ADAHF Patent rights, the "Patent Rights") are material to the Company's business. No assurance can be given that any further patents will be issued from the United States or foreign patent offices for the Patent Rights or that the Company will receive any patents in the future based on its continued development efforts. The Company believes that the protection afforded by the Patent Rights is material to its future revenues and earnings. There can be no assurance that any of the Patent Rights will be found to be valid or that any of the Patent Rights will be enforceable or prevent others from developing and marketing competitive products or methods. A successful challenge to the validity of the Patent Rights would have a material adverse effect on the Company and could jeopardize its ability to engage in its contemplated business. An infringement action on behalf of the Company may require the diversion of substantial funds from the Company's operations and may require management to expend efforts that might otherwise be devoted to the Company's operations. Furthermore, there can be no assurance that the Company will be successful in enforcing the Patent Rights. See "Risk Factors--Competition."

         There can be no assurance that patent infringement claims in the United States or in other countries will not be asserted against the Company by a competitor or others, and if asserted, that the Company will be successful in defending against such claims. In the event one of the Company's proposed products is adjudged to infringe patents of others with the likely consequence of a damage award, the Company or any sublicensee may be enjoined from using and selling such product or be required to obtain a royalty-bearing license, if available on acceptable terms. Alternatively, in the event a license is not offered, the Company might be required to redesign those aspects of the product held to infringe so as to avoid future infringement. In such case, any redesign efforts undertaken by the Company could require significant expense, necessitate an FDA review, delay the introduction or the re-introduction of the Company's products into certain markets, or be so significant as to be impractical. See "Business -- ADAHF Patents and Licenses" and "-- Patents, Trademarks and Other Proprietary Information."

Protection of Proprietary Technology and Information

         The Company also intends to rely on trade secrets, know-how and continuing technological advancement to establish and maintain a competitive position in the market for its products. Although the Company has entered into confidentiality and invention agreements with its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. See "Business--Patents, Trademarks and Other Proprietary Information."

Evolving Product Formulations

         The Company expects that the formulation of its toothpaste and other products will be modified from time to time as a result of the Company's ongoing research and product testing programs. As a result of such modifications, products that the Company produces in the future may differ from those that were the subject of earlier research and testing. Therefore, the research studies conducted to date and relied upon by the Company for efficacy and claims substantiation, as well as the Patent Rights obtained at this time, might not necessarily be applicable to the Company's future product formulations. In that event, the Company may be required to make significant additional expenditures on development and testing of these new formulations. Furthermore, there can be no assurance that future product formulations will comply with the Monograph, that the Company will not be required to file an NDA, or that any products using such formulations will be commercially viable. See "Business -- Research and Development" and " -- ADAHF Patents and Licenses."

Limited Marketing Capability

         The Company has limited marketing capabilities and resources. Achieving market penetration will require significant efforts by the Company to create awareness of, and demand for, its proposed products. Accordingly, the Company's ability to build its customer base will be dependent on its marketing efforts, including its ability to establish an effective internal sales organization or establish strategic marketing arrangements with other companies. The Company's failure to successfully develop its marketing capabilities, both internally and through wholesalers and brokers, would have a material adverse effect on the Company's business. Further, there can be no assurance that the development of such marketing capabilities will lead to sales of the Company's proposed products. The Company will be limited in the claims it can make with respect to its products in order to remain in compliance with the Monograph. See "Business -- Marketing" and "Risk Factors -- Compliance with the Monograph."


Dependence on Others to Manufacture

         The Company currently has limited manufacturing capability, and therefore, it is using a contract manufacturer to manufacture its toothpaste products for the United States market. There can be no assurance that if the Company's present contract manufacturer becomes unavailable, the Company will be able to retain another qualified manufacturer on terms favorable to the Company. For the balance of the worldwide toothpaste markets, as well as for the Company's other proposed products, the Company may seek to sublicense or enter into joint ventures or strategic partnerships with major consumer product companies or other entities on either an exclusive or non-exclusive basis. Manufacturing arrangements in these markets are likely to be encompassed in any agreements establishing such relationships and may place primary manufacturing responsibility on others. The Company has no plan, agreement, understanding or arrangement with respect to such relationships, and no assurance can be given that any will be entered into.

         The Company's dependence upon others to manufacture its products may adversely affect its future profit margins, if any, and may affect the Company's ability to sell its proposed products on a timely and competitive basis. See "Risk Factors--Compliance with Other Government Regulation" and "Business-- Manufacturing".

Future Capital Needs; Uncertainty of Additional Financing

         The Company's cash requirements may vary materially from those now planned depending on numerous factors, including the status of the Company's marketing efforts, the Company's business development activities, the results of clinical trials, the regulatory process and competition. The Company currently estimates that its cash on hand, including the net proceeds from the June Offering, will be sufficient to finance its working capital and other requirements for a period of approximately 15 months. Thereafter, or sooner if conditions make it necessary, the Company will need to raise additional funds through public or private financings, including equity financings which may be dilutive to stockholders. There can be no assurance that the Company will be able to raise additional funds if its capital resources are exhausted, or that funds will be available on terms attractive to the Company or at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate the national rollout of Enamelon(TM) toothpaste and otherwise reduce materially its proposed operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Product Liability

          The sale of any over-the-counter consumer product may result in claims of adverse reactions by users. Although the Company has no intention of marketing any product without reasonable belief in its safety and efficacy when used in accordance with its instructions, misuse of the Company's products may result in consumer injury. In addition, future developments, including possible adverse medical studies and associated negative publicity, could have a material adverse impact on the market for the Company's products and on its results of operations. Further, the Company may be subject to certain consumer claims and informal complaints relating to its products that are incidental and routine to its business and for which the Company intends to maintain insurance coverage.

         The Company currently maintains product liability insurance of $6 million per claim and $7 million in the aggregate on a "per occurrence" basis. Product liability insurance coverage is expensive and subject to many exclusions, and there can be no assurance that the Company will be able to maintain its current insurance coverage or to obtain additional insurance coverage in sufficient amounts or on favorable terms. Exclusions or damage limitations may render any insurance coverage obtained insufficient to protect the Company adequately from the successful assertion of a product liability claim. There can be no assurance that the Company's present or future insurance coverage will be sufficient to satisfy product liability claims, if any, made against the Company with respect to injuries arising from the use of such products. In the event of a successful product liability claim against the Company, the insufficiency of insurance coverage and the negative publicity from such a suit could have a material adverse effect on the Company and jeopardize its ability to engage in its contemplated business activities. There also can be no assurance that the Company will be able to increase such insurance coverage or to maintain such coverage on acceptable terms. If the Company's insurance coverage were to lapse or be terminated, then the Company would have no insurance coverage for claims arising subsequent to the lapse or termination of the policy. Product liability claims successfully asserted after the lapse or termination of the policy could have a materially adverse effect on the Company. See "Business -- Liability Insurance."

Dependence on Key Personnel

         The success of the Company will be largely dependent upon the personal efforts of Dr. Steven R. Fox, D. Brooks Cole, Norman Usen and Anthony E. Winston. The loss of the services of any of such persons could have a material adverse effect on the Company's business and prospects. The Company has entered into a five-year employment agreement with Dr. Fox as Chairman of the Board and Chief Executive Officer. Notwithstanding, Dr. Fox currently continues to practice dentistry on a part-time basis. The Company has also entered into an employment agreement with Mr. Cole as President and Chief Operating Officer pursuant to which Mr. Cole serves at the pleasure of the Board of Directors. Although the Company has entered into employment agreements with each of the aforementioned individuals, there can be no assurance that the Company will be able to retain their services. The success of the Company will also be dependent upon its ability to hire and retain additional qualified management, marketing and financial personnel. The Company will compete with other companies with greater financial and other resources for such personnel. See "Management -- Employment and Consulting Agreements."

Control by Principal Stockholders

         The Company's directors, executive officers and principal stockholders beneficially own approximately 51.9% of the Company's Common Stock. Consequently, they will have the ability to affect the election of the Company's directors and the outcome of all other issues submitted to the Company's stockholders, and they will continue to control direction of the day-to-day affairs of the Company. See "Principal Stockholders."

No Assurance of Active or Continued Public Market

         Although a public trading market for the Common Stock currently exists, there can be no assurance that such trading market will provide significant liquidity with regard to the Common Stock or that such market will be sustained.

Possible Volatility of Stock Price

         Trading volume and prices for the Common Stock have been and could continue to be subject to wide fluctuations in response to quarterly variations in operations, financial results, announcements with respect to sales and earnings, technological innovations, new product developments, the sale or attempted sale of a large amount of securities in the public market, and other events or factors that cannot be foreseen or predicted by the Company. In addition, various factors affecting consumer products companies, as well as price and volume volatility affecting small and emerging growth companies generally, but not necessarily related to their particular operating performance, may have a significant impact on the market price of the Common Stock.

Shares Eligible for Future Sale

         Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registration rights granted to certain holders of warrants to purchase the Company's Common Stock, or pursuant to other registrations or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Common Stock. As of August 1, 1997, the Company had approximately 8,142,749 shares of Common Stock outstanding. In addition, the Company has reserved for issuance (i) 1,344,480 shares of Common Stock upon exercise of options granted under the Company's 1993 Incentive Stock Option Plan (the "1993 Plan"), (ii) 121,478 shares upon exercise of options to be granted under the 1993 Plan, (iii) 750,000 shares upon the exercise of options to be granted under the Company's 1997 Incentive Stock Option Plan, and (iv) 830,110 shares upon exercise of outstanding warrants.

         Of the 8,142,749 shares of Common Stock issued and outstanding, 1,700,000 were sold publicly in the Company's initial public offering, approximately 338,684 shares have been sold publicly pursuant to Rule 144, and 1,200,000 shares may be sold publicly pursuant to the registration statement of which this Prospectus is a part. The remaining 6,104,065 outstanding shares of Common Stock are "restricted securities," as that term is defined in Rule 144, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including exemptions provided by Rule 144. All of such shares are presently eligible for resale under Rule 144. In addition, holders of 558,399 shares of Common Stock and warrants to purchase 631,250 shares of Common Stock at prices ranging from $3.60 to $5.75 per share have three demand registration rights exercisable until October 24, 2001, and unlimited piggyback registration rights exercisable until January 23, 2003 (subject to certain limitations), and holders of warrants to purchase 170,000 shares of Common Stock at $8.40 per share have one demand registration right exercisable after October 23, 1997, and unlimited piggyback registration rights exercisable until October 29, 2001. Employees, consultants, and other eligible holders of options to purchase approximately 1,198,431 shares of Common Stock granted under the Company's 1993 Plan prior to the Company's initial public offering also have the right to exercise their options and immediately sell the shares of Common Stock received upon exercise under Rule
144. No prediction can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market prices for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the future sale of its equity securities. See "Principal Stockholders" and "Shares Eligible for Future Sale."

Issuance of Preferred Stock; Antitakeover Provisions of Delaware Law

         The Company's Amended Certificate of Incorporation authorizes the issuance of 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without obtaining stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in the control of the Company. Certain provisions of Delaware law may also discourage third party attempts to acquire control of the Company. See "Description of Securities."

                                USE OF PROCEEDS

         The Shares are being offered for sale solely by the Selling Stockholders pursuant to certain registration rights granted to them by the Company in the Private Offering. Accordingly, the Company will not receive any proceeds from the sale of the Shares.

                                DIVIDEND POLICY

         The Company has not paid any dividends on its Common Stock since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by the Company. Any future determination as to payment of dividends will depend upon the Company's financial condition, results of operations and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at March 31, 1997, and as adjusted to give effect to the issuance of 1,080,000 shares of Common Stock sold in a private placement on June 26, 1997. This table should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Prospectus.



                                                                                       March 31, 1997
                                                                                       --------------
                                                                                Actual
                                                                              (unaudited)          Pro Forma*
Stockholders' equity
     Common stock............................................................       6,900               $7,980
     Additional paid-in capital..............................................  16,409,926           29,485,769
     Accumulated deficit during the development stage........................ ( 7,067,783)          (7,067,783)
         Total stockholders' equity..........................................   9,349,043           22,425,966
                                                                              -----------          -----------

Total stockholders' equity................................................... $10,951,107          $24,123,630
                                                                              ===========          ===========

------------
     * As adjusted to reflect the sale of 1,080,000 shares of Common Stock in the June Offering

                            MARKET FOR COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

Market Data

     Since October 24, 1996, the Company's Common Stock has traded on the Nasdaq Stock Market National Market System under the symbol "ENML".

     Set forth below is the trading range of the high and low prices for the Common Stock since it began trading, as reported on the Nasdaq Stock Market National Market System.

Fiscal 1996
Quarter Ended                               High                       Low
-------------                               ----                       ---
December 31, 1996                           $7 1/4                     $5 3/8

Fiscal 1997
Quarter Ended                                High                      Low
-------------                                ----                      ---
March 31, 1997                              $25 1/4                    $6
June 30, 1997                               $27 1/2                    $13

Nasdaq Trading

     As of the date of this Prospectus the Company complied with all of the requirements of the National Association of Securities Dealers, Inc. ("NASD") for continued listing of the Common Stock in the Nasdaq Stock Market National Market System.

Holders

     The approximate number of holders of record of the Common Stock, as of the date of this Prospectus is 314 record holders of Common Stock. For information with respect to the Company's Common Stock, see Note 4 of the Notes to Financial Statements in this report.

                            SELECTED FINANCIAL DATA
                     (In thousands, except per share data)

     Set forth below is selected financial data with respect to the statements of operations of the Company for the period from June 1992 (Inception) to December 31, 1992, and for the twelve months ended December 31, 1993, 1994, 1995 and 1996, the three months ended March 31, 1996 and 1997 and the balance sheets of the Company at December 31, 1992, 1993, 1994, 1995, 1996, and March 31, 1996
and 1997. Year-end data was derived from the Company's Financial statements audited by BDO Seidman, LLP, independent certified public accountants, certain of which are included elsewhere in the Prospectus. The data should be read in conjunction with the Financial Statements (including the Notes thereto) and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.



                                    June 9, 1992
                                     (Inception)                                                     Three Months Ended
                                  to December, 31,             Year Ended December 31,                   March 31,
                                                               -----------------------                   ---------
                                        1992            1993       1994       1995        1996        1997         1996
                                        ----            ----       ----       ----        ----        ----         ----
Selected Statements of
  Operations Data:
  Total Expenses                         $37            $311      $536      $1,081      $3,120       $2,080        $552
  Other income (charge)                   --              14      (263)         20        (195)         130          35
                                        ----             ----     -----     -------      ------       ------      -----
  Net Loss                                --           $(297)    $(799)    $(1,061)    $(2,925)     $(1,949)      $(517)

Selected Per Share Data:
  Net loss per share                       *                *         *     $(0.20)**   $(0.52)      $(0.28)     $(0.09)
  Weighted average shares                  *                *         *      5,234 **    5,637        6,900       5,563
  outstanding


                                                           At December 31,                              At March 31,
                                           -----------------------------------------------              ------------
                                         1992       1993       1994         1995        1996               1997
                                         ----       ----       ----         ----        ----               ----
Selected Balance Sheet Data:
 Working Capital (deficit)                $55       $474        $(58)       $1,628     $10,543            $7,763
  Total assets                           $112       $795         $265       $2,041     $12,392           $10,951
  Stockholders' equity                   $108       $744         $151       $1,867     $11,298            $9,349

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, as well as in the sections entitled "Risk Factors" and "Business."

Results of Operations

         Three Months ended March 31, 1997 Compared to Three Months ended March 31, 1996

         Total expenses were approximately $2,080,000 for the three months ended March 31, 1997, compared with total expenses of approximately $552,000 for the same period in the prior year, an increase of $1,528,000. This increase was primarily the result of higher marketing and selling expenses of $849,000, higher research and development expenses of $273,000, higher administrative and other expenses of $406,000.

         Marketing and selling expenses increased from $4,000 to $853,000 as a result of the efforts to support the launch of the Company's toothpaste product into test market. The Company began to ship into test market on March 26, 1997. For financial reporting purposes the Company is still being treated as being in the development stage. Revenue of approximately $15,000 from the sales of toothpaste has been treated as a reduction in marketing expenses.

         Research and development expenses increased from $473,000 to $746,000 primarily as a result of studies performed at universities and research facilities and development activities necessary to bring the toothpaste into test market.

         Administrative and other expenses increased from $75,000 to $481,000 primarily attributable to increased payroll and benefits, consulting and other administrative office expenses which resulted from the Company's expanded operations.

         These increases were offset in part by $96,000 of additional interest and dividend income.


         Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Total operating expenses were approximately $3,120,000 for the year ended December 31, 1996, compared with total expenses of $1,081,000 in the prior year, an increase of $2,039,000. This increase was primarily the result of higher marketing and selling expenses of $362,000, higher research and testing expenses of $1,215,000 and higher administrative and other expenses of $462,000. Additionally, the Company anticipates that total expenses will increase over the next few years as the Company increases its product development, manufacturing and marketing activities. Such increased business activities will require additional personnel and payments to third parties.

         The increase of $362,000 in marketing and selling expenses resulted from marketing creative fees necessary to bring the Company's product to test market.

        The increase in research and testing expenses from $547,000 to $1,762,000 resulted from the expansion of the Company's research and development program at its laboratory facility and clinical testing at various independent oral care research facilities in the United States.

         The increase in administrative and other expenses from $534,000 to $996,000 is primarily attributable to increased consulting and administrative office expenses, associated with the hiring of additional personnel.

         These increases were offset in part by $195,000 of interest and dividend income earned from $10,425,000 of net proceeds from the Company's initial public offering in October 1996.

         Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Total expenses were approximately $1,081,00 in 1995, compared with total expenses of $536,000 in 1994, an increase of $545,000, or 101.7%. The increase was primarily attributable to a $234,000 increase in payroll and benefits expenses as well as a $128,000 increase in research and testing expenses and a $183,000 increase in administrative expenses.

         The increase in payroll and benefits expenses of 174.6%, from $134,000 to $368,000, was attributable to increased compensation for the Company's Chief Executive Officer, Vice-President of Product Development/Operations and Vice-President of Technology and clinical Research.

         The increase in research and testing expenses of 87.1%, from $147,000 to $275,000, was the result of the expansion of the Company's research and development program at its laboratory facility, additional laboratory supplies, expansion of the in vitro studies and the initiation of in vivo studies at the University of Connecticut.

         During 1995, ten in vitro studies, comparing approximately 120 potential formulations, were performed at Indiana University. Based on the data and the results of in-house laboratory studies, the Company successfully transitioned the science from a concept to practical technology, which can be incorporated into toothpaste. Results from animal studies at the University of Connecticut provided the Company with the initial indication that the technology successfully enhanced remineralization.

         The increase in administrative and other expenses of 71.8%, from $255,000 to $438,000, was primarily attributable to increased legal and accounting fees incurred in connection with the Company's efforts to secure additional investment capital and the preparation of interim financial statements.

         The net loss in 1994 was increased by approximately $270,000 as a result of the Company expensing deferred offering costs related to a proposed private placement transaction that was not consummated. See "Financial Statements."


Liquidity and Capital Resources

         Since its inception in June 1992, the Company has financed its operations primarily through private placements of Series A Preferred Stock and Common Stock and a public offering of Common Stock totaling approximately $29.2 million, net of expenses. At March 31, 1997, the Company had cash and cash equivalents of approximately $9.3 million and working capital of $8.0 million. The Company has no outstanding debt (other than accounts payable and accrued expenses) or available lines of credit.

         Since its inception and through March 31, 1997, the Company has incurred losses aggregating approximately $7.1 million and had available net operating loss carryforwards as of December 31, 1996 of approximately $5.1 million. The net operating loss carryforwards will expire if not used by the period from 2007 through 2011 and may be limited by United States federal tax law as a result of future changes in ownership. The Company expects to continue to incur operating losses at least through 1999 while it continues clinical testing and initial toothpaste marketing efforts. In March 1997, the Company began to test market Enamelon(TM) all family toothpaste in selected United States markets. Assuming the successful completion of test marketing, the Company intends to begin a national roll-out of this product in the first quarter of 1998.

         Since its inception and through March 31, 1997, the Company has paid $1,044,000 for the purchase of equipment and approximately $321,000 for costs associated with obtaining patents, trademarks and licenses rights. The Company intends to use approximately $500,000 of its cash to purchase additional manufacturing equipment for the production of the Company's patented, split system toothpaste tube and for high-speed filling equipment, and for computer equipment and software to support operations.

         In June 1997, the Company sold 1,080,000 shares of its common stock in a private placement to accredited investors at $13 per share for an aggregate consideration of $14,040,000.

         The Company's cash requirements may vary materially from those now planned depending on numerous factors, including the status of the Company's marketing efforts, the Company's business development activities, the availability of alternative financing for the acquisition of manufacturing equipment, the results of clinical trials, the regulatory process and competition. The Company currently estimates that cash on hand, together with its projected cash flow from operations, if any, will be sufficient to finance its working capital and other requirements for a period of approximately 15 months which includes the test marketing period. Thereafter, or sooner if conditions necessitate, the Company may need to raise additional funds through public or private financings. If adequate funds are not available, then the Company may be required to delay, reduce the scope of, or eliminate the commercial introduction of its toothpaste product and otherwise reduce the proposed operations.

         The foregoing discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus and in the Company's Form 10-KSB for the year ended December 31, 1996. Except for the historical information contained herein, the foregoing discussion contains forward- looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause actual results to differ materially include, but are not limited to those discussed under Risk Factors and Business. Those and other risks are described in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.

         Recently issued accounting standards may affect the Company's Financial Statements in the future. See Note 4 in the Notes to the Financial Statements for the three months ended March 31, 1997 in the Financial Statements section of this Prospectus.

                                    BUSINESS

Overview

         Enamelon, Inc. (the "Company") is focused on developing and marketing over-the-counter oral care products based on proprietary formulations and technologies. The Company's products are intended to stop cavities before they begin. Its prototype formulations have been demonstrated in animal and in vitro studies conducted to strengthen tooth enamel. Enamelon(TM) toothpaste contains the active ingredients sodium fluoride, plus calcium and phosphate ions, to enhance the remineralization of tooth enamel. The Company has introduced an all-family toothpaste into test markets, consisting of approximately 5% of United States households and currently expects to begin a national roll-out of its toothpaste product in the first half of 1998.

         The Company holds licenses from the American Dental Association Health Foundation (the "ADAHF") to use patented technologies (the "ADAHF Patented Technology") relating to a method for oral use of various amorphous calcium phosphate compounds that enhance the natural activity of fluoride to prevent tooth decay. The ADAHF has granted the Company (i) exclusive worldwide licenses to develop, manufacture and market toothpaste, chewing gum, food and confectionery products using the ADAHF Patented Technology and (ii) a non-exclusive international license covering products not covered by the Company's exclusive licenses (including oral spray, mouth rinse and professional gel products) using the ADAHF Patented Technology. The Company's international license is co-extensive with a non-exclusive international license granted to SmithKline Beecham Corp. ("SmithKline"), which also obtained from the ADAHF an exclusive United States license covering products not covered by the Company's exclusive licenses. The Company will be required to pay the ADAHF royalties under these license agreements. Provided that the Company satisfies minimum royalty and certain sales requirements, the licenses and any exclusivity thereunder will continue with respect to each such patent until its expiration.

         The Company itself has also developed patented and other proprietary technologies relating to enhancing remineralization of tooth enamel (the "Enamelon Proprietary Technology"). It has been granted five United States patents for methods and materials that supply soluble calcium and phosphate salts to teeth to enhance remineralization, and one patent for its dual chamber toothpaste tube, which is used to dispense Enamelon(TM) toothpaste. In addition, the Company has nine patent applications with respect to certain Enamelon Proprietary Technology pending in the United States and six patent applications pending in foreign jurisdictions.

         The Company's objective is to become a leading niche marketer of a variety of oral care, chewing gum, food and confectionery products based on the ADAHF Patented Technology and/or Enamelon Proprietary Technology (together, the "Enamelon Technologies").

         The significant events in the Company's progress to date include the following:

         o In 1992, the Company was organized and received from the ADAHF exclusive worldwide licenses for toothpaste, chewing gum, food and confectionery products, and a non-exclusive international license for products not covered by the exclusive licenses.

         o In January 1995, the Company conducted successful in vitro testing of a prototype formulation using the Enamelon Technologies at the Oral Health Research Institute of Indiana University.

         o In October 1995, and January 1996, the Company conducted successful animal studies of a prototype formulation using the Enamelon Technologies at the School of Dentistry of the University of Connecticut.

         o In June 1996, the Company commenced preliminary intra oral and clinical studies of its toothpaste intended to establish additional advertising claims, for advertising to consumers and dentists.

         o In October 1996, the Company completed its initial public offering of 1,700,000 shares of common stock at $7.00 per share receiving net cash proceeds of approximately $10.4 million. Concurrent with the public offering, 558,399 shares of Series A Preferred Stock were automatically converted into the same number of shares of common stock.

         o In November 1996, the Company was granted its first patent and in February, March and May 1997 was granted five additional patents, all of which relate to Enamelon Proprietary Technology. See "Patents, Trademarks and Proprietary Information".

         o In March 1997, the Company began to test market Enamelon(TM) toothpaste in selected United States markets.

         o In June 1997, the Company completed a private placement of 1,080,000 shares of Common Stock to certain institutional investors and high-net- worth individuals for which Allen & Company Incorporated and Dillon, Read & Co. Inc. acted as placement agents.

         The Company intends to continue its test market of Enamelon(TM) toothpaste in several representative markets in selected United States households. In addition, the Company currently is conducting intra oral and small scale clinical studies to establish additional advertising claims to consumers and dentists. Test Marketing is expected to continue throughout 1997, with a national roll-out of Enamelon(TM) toothpaste in the first half of 1998. The Company expects to continue to incur operating losses throughout this period and expects to require additional financing to continue its operations thereafter.

         The worldwide toothpaste market is estimated to exceed $5.0 billion in annual retail sales. Annual toothpaste sales in the United States were estimated at $1.75 billion in 1997 and are projected to reach $2.0 billion by the turn of the century. Over the last five years, the toothpaste market has become segmented as new, premium-priced products offering benefits such as tartar control or whitening or containing ingredients such as baking soda have steadily attracted consumers away from older, more mature products.

Technology

         On a daily basis, teeth lose small amounts of calcium and phosphate, the major structural ingredients of tooth enamel. This demineralization occurs as plaque acids gradually dissolve tooth enamel.

         Saliva contains low levels of calcium and phosphate ions to naturally fight this demineralization process. The presence of fluoride in the saliva is also known to facilitate remineralization of calcium and phosphate. However, remineralization is limited by the small amounts of calcium and phosphate ions normally present in the saliva. If the demineralization process is not balanced by remineralization, it eventually dissolves the mineral structure of the tooth and causes dental cavities, which can only be repaired by a dentist.

         In the 1950s, scientists at Indiana University discovered that the inclusion of fluoride in toothpaste reduces the incidence of tooth decay. When teeth are brushed with a fluoride-containing toothpaste, the fluoride diffuses into the tooth along with minerals existing in saliva, including calcium and phosphate. With currently available fluoride toothpastes, this process is limited by the low levels of calcium and phosphate ions found in saliva as well as by the small amounts of fluoride absorbed into the tooth as a result of brushing. This slow remineralization process can be overcome by demineralization cycles resulting in the gradual destruction of the mineral structure of teeth.

         In contrast, the Company's studies have demonstrated that Enamelon(TM) toothpaste simultaneously supplies the active ingredient, sodium fluoride, and high concentrations of ions of the inactive ingredients calcium and phosphate in soluble form during brushing. The Company's in vitro and animal studies have demonstrated that Enamelon(TM) anticavity fluoride toothpaste enhances remineralization with a higher level of fluoride uptake, and the tooth structure was shown to be strengthened and hardened having added mineral. This makes the tooth less soluble and more resistant to attacks by acids from decay-causing bacteria. The Company currently is conducting intra oral and small scale clinical studies intended to establish additional advertising claims, including comparative claims. See "Business - Research and Development".

Strategy

         The Company's objective is to develop a variety of oral care, chewing gum, food and confectionery products that prevent tooth decay at its earliest stage and are based on the Enamelon Technologies. The Company has developed a strategic plan to accomplish this goal. The Company's primary strategies are to:

         o Focus Initially on Toothpaste. The Company is focusing on completing the development of its toothpaste products and packaging, along with the necessary manufacturing processes required to achieve desired production speeds while controlling manufacturing costs. The Company will seek to establish distinctive brand identity emphasizing the enhanced remineralization benefits of its products, which will be communicated to both consumers and dental professionals.

         o Conduct Further Testing. The Company believes that a heightened understanding of the chemistry required for effective remineralization of tooth enamel will lead to stronger protection from competition. Clinical studies are being conducted to establish additional marketing claims for consumers and dentists.

         o Collaborate with Corporate Partners in Certain Product Areas and International Markets. The Company intends to seek domestic and international strategic alliances with consumer product companies that will assist in the marketing and manufacturing of oral care products outside United States.

         o Capitalize on Additional Commercial Applications. The Company believes that products such as gum, lozenges and mints may provide benefits similar to those of its toothpaste and represent large potential markets for the application of the Enamelon Technologies.

Products

         The Company has introduced toothpaste as its initial product line. The Company also is exploring application of the Enamelon Technologies to oral spray, mouth rinse, professional gel, chewing gum and food and confectionery products, which it intends to develop after the successful commercialization of its toothpaste. See "Risk Factors -- Dependence on Successful Development of Initial Products," "-- Uncertainties Related to Development of Additional Products," and "Business--ADAHF Patents and Licenses" and "-- Patents, Trademarks, and other Proprietary Information."

Toothpastes

         The Company's introductory product is an all-family fluoride toothpaste intended to stop cavities before they begin and to enhance remineralization of tooth enamel by providing the active ingredient sodium fluoride. Product development activities for the Company's all-family toothpaste were completed at the end of 1996. The Company introduced its toothpaste into test markets consisting of approximately 5% of United States households in the early part of 1997. Assuming the successful completion of test marketing, the Company intends to begin a national roll-out of this product in the first half of 1998.

         The Company is planning to follow-up this introduction with a toothpaste for sensitive teeth. This toothpaste will enhance remineralization of tooth enamel and provide cavity protection and pain relieving properties for individuals with exposed dentin caused by receding gums. The Company is planning a September 1997 market test of the initial formulation of its toothpaste for sensitive teeth. Other entries such as tartar control and gum care toothpastes also are anticipated as possible future product line extensions.

         In order to dispense its toothpaste products, the Company also has developed a patented split system toothpaste tube that simultaneously dispenses two formulations. The split system tube has dual chambers, maintaining separation between two-component formulations until they are dispensed onto a toothbrush. Unlike presently used split system toothpaste dispensing systems, which employ expensive pumps, the Company's tube was designed to be filled with conventional high-speed tube filling equipment, thus making the cost lower than other dual chamber toothpaste dispensing systems. See "Business--Manufacturing".

Additional Potential Products

         Chewing Gum. Chewing gum stimulates saliva which helps neutralize some of the acids remaining in the mouth after eating. The Company believes that providing greater levels of calcium and phosphate in chewing gum may have the two-fold benefit of reducing demineralization through the increased stimulation of saliva while increasing remineralization through the use of the Enamelon Technologies. Accordingly, the Company believes that its proposed chewing gum may be a beneficial supplement to brushing. Currently, the Company does not have plans to develop and market independently a chewing gum. Therefore, it may seek to sublicense or enter into joint ventures or strategic partnerships with major chewing gum manufacturers or other entities that have appropriate sales and marketing expertise to develop and market these products.

         Oral Spray, Mouth Rinse and Professional Gels. The Company is pursuing the development of other oral care products including oral sprays, mouthwash and professional dental gels to be marketed outside of the United States.

         Food and Confectionery. The Company believes that the addition of the Enamelon Technologies to food and confectionery products, such as lozenges or mints, can provide benefits similar to the Company's other proposed products. The Company has begun to evaluate the possible uses of the Enamelon Technologies in these areas and intends to explore such applications following the commercialization of its toothpastes.

         To date, the Company has concentrated development efforts on its toothpaste products. Expansion of the Company's product development activities with respect to other potential applications of the Enamelon Technologies will require significant efforts. See "Risk Factors--Uncertainties Related to Development of Additional Products."

Research and Development

         Since January 1994, the Company has centralized its internal research and development activities at its research laboratory. The laboratory is responsible for all technology, formulation, flavor, packaging and process development, and stability evaluations. Much of the efficacy testing is performed at leading universities and outside research facilities.

         Prior to the introduction of Enamelon(TM) toothpaste, the Company conducted in vitro and animal studies to assess the effectiveness of the Enamelon Technologies. The results of the in vitro studies generally demonstrated that the prototype toothpaste formulations using the Enamelon Technologies resulted in increased hardness and fluoride uptake over that obtained by the prevailing industry standard. The results of the animal studies generally demonstrated that interproximal lesions were reduced compared with lesions existing prior to a two-week daily treatment with prototype formulations. While the formulations used in the foregoing tests differ from the final formulation of Enamelon(TM) toothpaste, similar ingredients are used in the final formulation, and the Company believes that the results of similar in vitro and animal tests with the final formulation would not differ significantly from those described above.

         The Company has also conducted the studies required by the Monograph in order to sell Enamelon(TM) toothpaste to the public and is now performing additional in vitro, animal, intra oral and small scale clinical studies at leading independent oral research facilities in the United States, which are intended to begin to establish additional advertising claims, including comparative claims.

         Notwithstanding the foregoing, the results of the Company's in vitro and animal tests are not necessarily indicative of the results that will be obtained in human clinical studies. The human studies are being conducted under substantially different conditions from those of the laboratory tests, and there can be no assurance that the human studies will support additional advertising claims, including comparative claims. While studies to date support the claims being made for Enamelon(TM) toothpaste, there can be no assurance that additional studies will be supportive, that additional claims can be made for the product, or that the technology can be applied in other oral care products. Furthermore, some of the Company's other proposed products may not be covered by the Monograph, but may be subject to other FDA regulations, which would require additional testing. See "Risk Factors-- Dependence on Successful Development and Marketing of Initial Product," "--Substantiation of Additional Advertising Claims," and "--Compliance with the FDA Monograph."

         The current focus of the Company's toothpaste development program is on the development of a toothpaste for sensitive teeth. The Company has also begun to conduct research on methods for employing the Enamelon Technologies in other oral care products that it will seek to market. However, the formulations of the Company's toothpaste products and other proposed products constantly change as dictated by consumer testing and research and development. See "Risk Factors-- Evolving Product Formulations."

         In June 1997, the Company leased approximately 5,000 square feet of space near its New Jersey offices for use as the Company's pilot manufacturing facility. The Company believes that the additional space and equipment will enable it to enhance its ability to develop new and improved product formulations using the Enamelon Technologies. See "Business-- Properties."

         From the Company's inception to March 31, 1997, the Company spent approximately $3,376,702 on its research and development activities, including $1,762,000 for the year ended December 31, 1996. The Company expects the level of its research and development expense to increase in the future.

Manufacturing

         The Company will not manufacture its toothpaste products for the United States market at the outset, but will instead utilize contract manufacturers. For the balance of the worldwide toothpaste markets, as well as for the Company's other proposed products, the Company may seek to sublicense or enter into joint ventures or strategic partnerships with major consumer product companies or other third parties on either an exclusive or non-exclusive basis. Manufacturing arrangements in these markets are likely to be reflected in any agreements establishing such relationships and may place primary manufacturing responsibilities on others.

         The Company possesses laboratory size batching and tube filing capabilities, enabling it to produce small quantities of its proposed products at Enamelon's laboratory facility. The Company has contracted with an FDA-approved manufacturer with facilities capable of providing proper batching and high speed filling and packaging, according to the Company's specifications. The Company purchases all packaging and raw materials, and the manufacturer is responsible for quality control.

         The Company has purchased manufacturing equipment for the production of its patented, split system toothpaste tube and for high speed tube filling. The equipment is owned by the Company for use by the contract manufacturer. The Company believes that this will provide greater long-term flexibility, permitting it to change manufacturers or even to commence its own manufacturing operations. As demand for the Company's products increases, it will be necessary to use other contract manufacturers. See "Business -- Government Regulation", "Risk Factors -- Dependence on Others to Manufacture" and "-- Compliance with Other Government Regulation."

Marketing

         The Company is focusing its initial marketing activities on entering the toothpaste market. The toothpaste market is highly competitive and constantly changing as consumers continue to be receptive to product improvements, taste enhancements and innovative packaging changes. The Company believes that cavity prevention remains one of the most important product attributes to attract consumers, and it intends to emphasize these qualities of Enamelon(TM) toothpaste and its other proposed toothpaste products.

         In March 1997, the Company began to test market Enamelon(TM) all-family toothpaste in selected United States markets. This test market introduction will allow the Company to assess carefully all elements of the marketing mix and make desired changes prior to launching Enamelon(TM) toothpaste nationally. Upon successful completion of test marketing, the Company intends to initiate introduction of its all-family toothpaste nationally in the first half of 1998. See "Risk Factors -- Dependence on Successful Development of Initial Product" and " -- Uncertainty of Consumer Acceptance of Enamelon Products."

         The Company recognizes that the highly competitive nature of the toothpaste market will require significant expenditures during the introductory phase of marketing. However, the Company believes, based on management's experience in the over-the-counter consumer products industry, that the claims for Enamelon(TM) toothpaste may permit development of unique product advertising, thus enabling it to gain market share. Achieving and maintaining market penetration will require significant efforts by the Company to create awareness of and demand for the Company's toothpaste and other proposed products.

         The Company's ability to build its customer base will be dependent on its developing a successful marketing program. To the extent the Company sublicenses or enters into joint ventures or strategic partnerships with a well-established company in international markets, its domestic marketing capabilities may thereby be complemented and enhanced. See "Risk Factors - Limited Marketing Capability."

Professional Marketing

         The Company presently anticipates establishing relationships with dental professionals to create awareness and endorsements for its technology and products. The Company's professional marketing activities include placing advertisements and technical articles in professional journals as well as attending professional conventions and distributing patient samples.

Consumer and Trade Marketing

         The Company plans to build retail distribution and obtain retail shelf space in food, drug and mass merchandisers through recruiting and supervising experienced food and drug brokers who have strong regional ties with major retailers. These efforts will be supported by competitive trade allowances, television advertising and introductory trial promotions including sampling and couponing.

Foreign Marketing

         The Company will initially focus its marketing activities in the United States. Accordingly, the Company has only preliminary formulated plans for its foreign marketing activities. However, the Company's role in marketing its products in foreign countries will depend on the type of strategic relationships it can develop with third parties.

Competition

         The United States toothpaste industry is dominated by Procter & Gamble Co.'s Crest, Colgate-Palmolive Company's Colgate, SmithKline's Aquafresh, Chesebrough- Pond's USA Co.'s Mentadent, Church & Dwight Co., Inc.'s Arm & Hammer Dental Care, and Block Drug Co., Inc.'s Sensodyne. The industry is led by Procter & Gamble Co. and its leading brand, Crest, which established it position as a market leader when it received the seal of the American Dental Association's Council on Dental Therapeutics for its use of fluoride in the early 1960's.

         Although the toothpaste market is mature, in recent years new products have captured market share from established brands. Market share gains have been achieved by higher priced, more therapeutically oriented new products with unique marketing positions. Consequently, the Company believes that the focus on enhanced remineralization of tooth enamel will capture consumer and professional interest.

         If the Company attempts to develop a chewing gum using the Enamelon Technologies, then it will be entering a highly competitive industry. The chewing gum market in the United States is dominated by major competitors including Wm. Wrigley Jr. Co., Warner-Lambert Company and RJR Nabisco, Inc. The Company also intends to compete in the food and confectionery industries. To the extent that the Company will sublicense or enter into joint ventures or strategic partnerships with major consumer products companies, of which no assurance can be given, it may be aligning itself with one or more of its major competitors instead of competing with them. The Company will also be required to comply with FDA's food labeling regulations, which may limit the claims that may be made for the Company's proposed chewing gum.

         Additionally, the Company is pursuing the development of its rights to manufacture and market oral sprays, mouth rinses and professional gels outside of the United States, in addition to its proposed toothpaste, chewing gum, food and confectionery products. The international markets for these products are in many ways similar to the United States markets in that consumers are becoming increasingly aware of the importance of oral hygiene. Product innovation with emphasis on therapeutic benefits is continuous. The Company's competition in markets outside the United States will vary by product and from country to country. However, in general, such markets tend to be highly competitive and dominated by large multinational and domestic corporations. The Company does not presently have the resources that are necessary to compete on a global scale and intends to seek corporate partners and/or negotiate license agreements with companies that have the resources to compete effectively in foreign markets. Although the Company will attempt to form strategic alliances with global companies, it may also seek to negotiate on a country-by-country basis with major regional companies, as necessary or appropriate.

ADAHF Patents and Licenses

         The United States and foreign patents and pending patent applications covering the ADAHF Patented Technology (the "ADAHF Patent Rights") and certain of the Enamelon Proprietary Technology (the "Enamelon Patent Rights" and collectively with the ADAHF Patent Rights, the "Patent Rights") are material to the Company's business.

United States License Agreement

         The ADAHF Patent Rights licensed to the Company relate to five United States patents. Three of the issued patents cover formulations, including toothpastes, chewing gums, mouth rinses and professional gels, containing or capable of producing Amorphous Calcium Phosphate, Amorphous Calcium Carbonate Phosphate and Amorphous Calcium Phosphate Fluoride, as well as the application of these formulations to teeth. The other two patents cover advanced technology, including Amorphous Calcium Phosphate Carbonate Fluoride and Amorphous Calcium Fluoride compounds and other technology not covered in the first three United States Patents.

         In June 1992, the Company entered into a License Agreement (the "License Agreement") with the ADAHF. This License Agreement, as restated and amended, grants the Company the exclusive United States licenses to manufacture and sell toothpastes, chewing gum, food and confectionery products using the ADAHF Patented Technology. Under the License Agreement, the Company is required to make royalty payments of 4% of net sales, subject to minimum royalty payments of $3,000 in 1992, $5,000 in 1993 and $7,000 in each subsequent year. The License Agreement extends until three years after the Company determines and thereafter notifies the ADAHF that the following two conditions have been met:
(i) The material claimed in the ADAHF patents and patent application has been stabilized in the form to be used in toothpastes, chewing gums, confections and foods to enable it to be stored and marketed in a manner similar to other such products and (ii) a licensed product has received the first FDA approval necessary, if any, for marketing to professionals or the general public. The exclusive license under the License Agreement may be extended by the Company in additional four-year increments as to each of the product categories or as to all such product categories, provided that the Company has complied with its royalty and other obligations under the License Agreement and has, as to each relevant product category or categories, sold products generating more than $17,000 in royalties in the last year of the preceding exclusivity period. Unless the License Agreement is otherwise terminated as provided therein, it will extend for the term of the last to expire of any patent licensed under the License Agreement in the United States, including patents of improvements licensed as described below. If the period of exclusivity under the License Agreement is not renewed, then the license becomes non-exclusive for the remaining term of the agreement. The Company paid $5,000 as an initial license fee under the License Agreement.

         The License Agreement may not be assigned, transferred or sublicensed by the Company without the prior written consent of the ADAHF, which consent may not be unreasonably withheld. However, the License Agreement may be assigned to another company in which the Company owns more than 50% of the voting stock without the prior written consent of the ADAHF.

         The License Agreement provides that improvements that are used with or that require use of toothpastes, chewing gum, foods or confections that embody material claimed in the ADAHF Patent Rights, as well as any improvements and inventions that are made jointly by the Company and the ADAHF that do not relate to remineralization or commercialization of such products or of the subject matter of the ADAHF Patent Rights, will be owned by the ADAHF and licensed to the Company. The Company has the right to veto the granting of licenses relating to such improvements and inventions that are developed in part by the Company.

         The ADAHF Patent Rights may claim the effectiveness of ingredients that do not fall under the Monograph. However, Enamelon(TM) toothpaste does not rely on those ingredients as active ingredients, but rely only on sodium fluoride as the sole active ingredient. See "Risk Factors-- Compliance with the Monograph" and "--Compliance with Other Government Regulation."

Foreign License Agreement

         In November 1992, the Company entered into a Foreign License Agreement (the "Foreign License Agreement") with the ADAHF, which was subsequently restated and amended and grants the Company an exclusive license to manufacture and sell toothpastes, chewing gum, food and confections using the inventions that are the subject matter of foreign patent applications filed by the ADAHF in certain Patent Cooperation Treaty ("PCT") countries as well as Argentina, Taiwan, the Peoples Republic of China, India, Mexico and Venezuela, among others. In addition, the Foreign License Agreement grants the Company the non-exclusive right to manufacture and sell other products in such countries using inventions that are the subject of such foreign patent applications, including oral sprays, mouth rinses and professional gels. Under the Foreign License Agreement, the Company is required to pay 7% of net sales (4% if such sales are made by an entity that joint ventures with the Company). If the Company sublicenses a foreign patent, it is required to pay to the ADAHF 25% of the gross income resulting from such sublicense actually received by the Company. The Foreign License Agreement expires upon the earlier of the termination of the License Agreement, except as to those countries for which the royalty paid per county in the preceding year exceeded $7,000, or the expiration of the last to expire of any foreign patent licensed under the Foreign License Agreement or the abandonment or lapse of all foreign patents and applications.

         The Company was notified in July 1995 that the ADAHF entered into a license agreement with SmithKline for exclusive rights in the United States for the fields of use other than toothpastes, chewing gum, food and confections (including oral sprays, mouth rinse and professional gels)utilizing the ADAHF Patented Technology. The Company's non-exclusive rights for these additional applications outside of the United States are co-extensive with the non-exclusive rights granted to SmithKline for these products outside of the United States. Since SmithKline has substantially greater financial and other resources than those of the Company, the Company may be limited in its ability to compete effectively with SmithKline outside of the United States, unless the Company enters into a strategic alliance with another company having financial and other resources comparable to those of SmithKline. See "Risk Factors -- Competition."

         Under the Foreign License Agreement, as restated, the Company was also granted an option and right of first refusal during the term of the Foreign License Agreement, for a limited license under future patents and patent applications for inventions and material covered by and claimed in the ADAHF's foreign patent rights, for all territories not included within the United States or licensed territories under the licenses, with respect to toothpastes, chewing gum, food and confectionery products. Before granting such a license for a territory to third-parties, the ADAHF must first notify the Company, which will then have the right to obtain a license for that territory on terms consistent with the Foreign License Agreement. To the extent the ADAHF has not granted a license to a third-party notwithstanding the Company's failure to exercise its right of first refusal, the Company has the additional option to receive a license in any of such territories on terms consistent with the Foreign Licenses Agreement.

         The Company presently is the licensee under the Foreign License Agreement of certain ADAHF Patent Rights under patent applications pending in seven foreign jurisdictions. Patent applications made in certain other foreign jurisdictions, however, have been abandoned. Nevertheless, the Company believes that its filing of current and contemplated patent applications with respect to the Patent Rights in any foreign jurisdictions in which patent applications have been abandoned and the subsequent issuance of patents in those jurisdictions will be adequate to preclude other manufacturers from using the Enamelon Technologies in those jurisdictions. There can be no assurance, however, that manufacturers outside of the United States will not infringe the Patent Rights or challenge their validity. See "Risk Factors-- Uncertain Ability to Protect Patents and Other Intellectual Property" and "Business--Patents, Trademarks and Other Proprietary Information."

         The License Agreement and Foreign License Agreement are both subject to
(i) licenses granted to the United States, which are not transferable by the government and (ii) rights retained by the ADAHF to make and use its inventions for research and testing, but not to sell or use them commercially in fields licensed exclusively to the Company.

         The ADAHF has made no representation or warranty, express or implied, with respect to the efficacy or possible commercial exploitation of the Company's proposed products.

Patents, Trademarks and Proprietary Information

Patents

         The Company has been granted five United States patents for methods and materials that supply soluble calcium and phosphate salts to teeth to enhance remineralization, and one patent for its dual chamber toothpaste tube, which is used to dispense Enamelon(TM) toothpaste. In addition, the Company has nine patent applications with respect to various aspects of the Enamelon Technologies pending in the United States, four patent applications pending with the PCT countries (which include Canada, Japan, Belgium, France, Germany, the United Kingdom, the Netherlands, Australia, and Sweden, among others), and two patent applications pending in India. The issued patents and the patent applications cover the Company's remineralization technology as it could be applied to a broad range of oral care products, including toothpaste, mouth rinse, chewing gum, lozenges, and professional treatments.

         To the extent that the methods and materials covered by the Enamelon Patent Rights result in and rely on the formation of compounds covered by the ADAHF Patent Rights, the Company will have to pay royalties to the ADAHF under the License Agreements, even if the Company is using technology covered by the Enamelon Patent Rights in the manufacture of its products. No such royalties will be payable with respect to products using technology covered by the Enamelon Patent Rights, but not the ADAHF Patent Rights. Company scientists and ADAHF scientists are presently determining whether Enamelon(TM) toothpaste uses any of the technology covered by the ADAHF Patent Rights. See "Business-- ADAHF Patents and Licenses."

         The Enamelon Patent Rights may claim the effectiveness of ingredients that do not fall under the Monograph. Enamelon(TM) toothpaste, however, does not rely on those ingredients, but relies only on sodium fluoride as the sole active ingredient.

         The Company is not aware of the existence of any challenges to the validity of the Enamelon Patent Rights or of any claim made by a third party of patent infringement with respect to Enamelon(TM) toothpaste. No assurance can be given, however, that such challenges or claims will not be asserted in the future. See "Risk Factors-- Uncertain Ability to Protect Patents and Other Intellectual Property."

Trademarks

         The Company intends to protect the names of certain of its products and formulations by registration of its trademarks, where appropriate, both in the United States and in foreign countries.

         The Company has filed applications in the United States Patent and Trademark Office to register the word mark ENAMELON, on the Principal Register, for toothpaste, chewing gum, certain confection products, and various oral care products, such as medicated mouth washes and professional dental gels. The application covering toothpaste has been approved, and a registration is scheduled to issue in late August 1997. The applications covering chewing gum, confection and oral care products have been allowed, subject to use of the mark. The Company has also registered or applied to register the ENAMELON mark for toothpaste, chewing gum and/or certain confection products in certain foreign countries. It is possible that prior registrations and/or uses of the mark (or a confusingly similar mark) may exist in one or more countries, in which case the Company might thereby be precluded from registering and/or using the ENAMELON mark is such countries. Other trademarks are being considered by the Company.

         In connection with the Company's anticipated Internet web site, the Company has registered with Network Solutions, Inc. the Internet domain name "ENAMELON.COM."

         The Company has also filed applications to register the trademarks FLUOREMIN and LIQUID CALCIUM and its stylized "E" logo in the United States and Canada. In addition, the Company is considering other trademarks and has filed applications to register those marks in the United States and Canada.

         In connection with its trademark protection and registration program, the Company acquired from a third party its rights in and to the mark ENAMELINE, for use in connection with chewing gum, including the United States registration for such mark. The assignment was made on a quitclaim basis without any representations or warranties as to the validity or subsistence of the rights and registration so assigned. The Company has not yet determined whether it will use the mark ENAMELINE.

         The Company is not aware of any third party challenges to the validity of its trademarks, trademark registrations, or trademark applications, or of any claim by a third party of trademark infringement with respect to its products, marks, registrations or applications. No assurance can be given, however, that such challenges or claims will not be asserted in the future. See "Risk Factors-- Uncertain Ability to Protect Patents and Other Intellectual Property."

Proprietary Information

         Much of the Company's technology is dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect rights to its proprietary know-how and technology, Company policy requires all employees and consultants to execute confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while devoted to Company activities. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. In addition, it is possible others may infringe the patent rights of the Company. See "Risk Factors -- Protection of Proprietary Technology and Information."

Government Regulation

         Under the Federal Food, Drug, and Cosmetic Act, as amended, and the implementing regulations promulgated by the FDA, a non-prescription (over-the-counter) drug may be marketed in one of two ways. The FDA has established a program to promulgate "monographs" determining the conditions under which most non- prescription drugs may be marketed without the requirement of an NDA. The monographs establish those active ingredients that are safe and effective at specified levels and all aspects of the labeling that are permitted for these products. The monographs establish all of the conditions for marketing a non- prescription drug without the need for an NDA. Any non-prescription drug that does not comply with the final monograph may lawfully be marketed only if it has an approved NDA. Because it is time consuming and costly to obtain FDA approval of an NDA, most non-prescription drugs (except those that have recently been switched from prescription to non-prescription status) are marketed pursuant to an FDA over-the counter drug monograph.

         The FDA has published the Monograph for over-the counter anticaries drug products, the category of over-the-counter drug products covering the Company's proposed oral care products. The Monograph establishes conditions under which non- prescription drug products that aid in the prevention of dental caries or cavities are generally recognized as being safe and effective and not misbranded. The Company intends to rely on the advice of FDA counsel to satisfy formulation and labeling requirements of the Monograph as they apply to the Company's products.

         Although the Company intends to make only such packaging claims as are permitted by the Monograph in order to avoid the substantial expense and time required to receive FDA approval under an NDA, it may seek to file an NDA with the FDA in order to make further claims not covered by the Monograph. If the Company decides to or is required to make such additional claims, it may seek strategic partners to assist in the financing of the NDA process. Further, the Company may not have sufficient financing or other resources available to complete the NDA process and assuming such financing and resources are available, there is no assurance that the FDA will approve the NDA.

         Each domestic drug product manufacturing facility must be registered with the FDA. Each manufacturer must inform the FDA of every drug product it has in commercial distribution and keep such list updated. Domestic manufacturing facilities are also subject to at least biannual inspection by the FDA for compliance with Good Manufacturing Practice ("GMP") regulations promulgated by the FDA. Compliance with GMP regulations is required at all times during the manufacture and processing of drug products. Accordingly, to the extent that the Company uses contract manufacturers, such manufacturers must be in compliance with all FDA requirements.

         The Company is also subject to regulation under various federal and state laws regarding, among other things, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. In connection with its research and development activities, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, storage, discharge, handling and disposal of certain materials and wastes. The Company believes that it has complied with these laws and regulations in all material respects and it has not been required to take any action to correct any material noncompliance. The Company does not currently anticipate that any material capital expenditures will be required in order to comply with federal, state and local environmental laws or that compliance with such laws will have a material effect on the financial condition or competitive position of the Company. The Company may also be subject to foreign government regulations regarding over-the-counter drug products. Accordingly, the Company intends to submit applications to foreign regulatory agencies, if necessary, to make therapeutic health claims for its products to be marketed abroad. See "Risk Factors -- Compliance with Other Government Regulation."

Liability Insurance

         The Company's business involves exposure to potential product liability risks that are inherent in manufacturing and marketing of pharmaceutical products. The Company currently has general liability insurance with coverage limits of $1,000,000 per occurrence and $2,000,000 on an annual aggregate basis and product liability insurance with coverage limits of $6,000,000 per occurrence and $7,000,000 on an aggregate basis. While the Company's insurance polices provide coverage on a "per occurrence" basis and are subject to annual renewal, there can be no assurance that the Company will be able to maintain such insurance on acceptable terms, that the Company will be able to secure increased coverage or that any insurance will provide adequate protection against potential liabilities.

Personnel

         The Company has 20 full-time employees and four part-time employees.

Properties

         The Company currently subleases office facilities located at 15 Kimball Avenue, Yonkers, New York from an affiliate. The Company leases office and laboratory facilities in East Brunswick, New Jersey which expires December 31, 1998. The combined amount of space which relate to the above leased premises total approximately 5,200 square feet.

         The Company leased an additional 5,000 square feet for its product development needs in the second quarter of 1997 and anticipates occupying the additional space in the third quarter. See "Business -- Research and Development."

         The Company believes that if its program continues as anticipated, it will need additional space for its administrative and research and development needs. Since the Company presently intends to rely on outside manufacturers to manufacture its products, it does not have a manufacturing facility. See "Risk Factors -- Dependence on Others to Manufacture" and "Business -- Manufacturing."

Litigation

         The Company is not a party to any pending legal or administrative proceeding, and its property is not subject to such a proceeding.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth information regarding the Company's directors and executive officers.



             NAME                              AGE                            POSITION
Dr. Steven R. Fox............................   43         Chairman of the Board and Chief Executive
                                                           Officer
D. Brooks Cole...............................   57         President and Chief Operating Officer
Norman Usen..................................   55         Vice President-Product Development and
                                                           Secretary
Anthony E. Winston...........................   52         Vice President-Technology and Clinical
                                                           Research
Thomas J. Duncan.............................   49         Vice President-Operations
Edwin Diaz...................................   34         Vice-President-Finance, Chief Financial
                                                           Officer and Treasurer
Dr. S.N. Bhaskar.............................   74         Director
Dr. Bert D. Gaster...........................   70         Director
Richard A. Gotterer..........................   34         Director
Eric D. Horodas, Esq.........................   44         Director

         The business experience, principal occupations and employment, as well as the periods of service, of each of the directors and executive officers of the Company during at least the last five years are set forth below.

         Steven R. Fox, D.D.S., F.I.C.D., F.A.C.D., is the founder of the Company, and has been Chairman of the Board of Directors and Chief Executive Officer of the Company since June 1992. From June 1992 through December 1995 and from June 1992 through June 1996, respectively, Dr. Fox was also the Company's President and Treasurer. Dr. Fox is a member of the faculty of the Harvard School of Dental Medicine. Since July 1978, Dr. Fox has been a practicing dentist and currently practices dentistry on a part-time basis. Dr. Fox was an Assistant Clinical Professor at New York University's College of Dentistry from 1979 to 1987. Dr. Fox has been active in various professional organizations, including the International Dental Research Society, the American Dental Association and the Ethics Committee of the Ninth District Dental Society. See "Management -- Employment and Consulting Agreements."

         D. Brooks Cole has been the President and Chief Operating Officer of the Company since January 1996. Commencing in September 1993, Mr. Cole was retained by the Company as a consultant. Mr. Cole has over twenty-five years of experience in the marketing of over-the-counter drugs, oral care products and cosmetics. Mr. Cole was employed by the Mentholatum Company, Inc., an over-the-counter drug company, in various positions from 1980 to 1993, most recently as President of the United States Division, and a member of the Executive Committee and the Board of Directors from 1983 to 1993. He was employed at Avon Products, Inc., a cosmetics company, in various positions from 1971 to 1980, most recently as a Vice President from 1976 to 1980. Mr. Cole was employed at Vick Chemical Company, a consumer drug company, and served in several sales, promotion and product marketing positions from 1961 to 1971. Mr. Cole was a Vice President of the Non Prescription Drug Manufacturers Association and served on its Board of Directors and Executive Committee from 1990 to 1993. See "Management -- Employment and Consulting Agreements."

         Norman Usen has been Vice President-Product Development and Secretary of the Company since May 1995. Prior to that time, Mr. Usen served as Vice President- Research and Development and Product Development of the Company from July 1993 to May 1995 and as Vice-President of Operations from May 1995 to November 1996. Mr. Usen has specialized in consumer product development with 30 years' experience in product development, contract manufacturing and consumer research. He had substantial responsibility for the development of Arm & Hammer Toothpaste and Toothpowder for Church & Dwight Co., Inc. from 1982 to 1991. Since 1992, Mr. Usen, as President and sole stockholder of Nu-Products, Inc. ("NP"), has been an independent consultant. From August 1993 through April 1995, NP was retained by the Company as a consultant on a part-time basis to coordinate product development. See "Management -- Employment and Consulting Agreements."

         Anthony E. Winston has been the Vice President-Technology and Clinical Research since January 1995. Mr. Winston has over 25 years of technology development and clinical research experience most recently as Technical Director for Church & Dwight Co., Inc. where he was responsible for technology development, clinical research, ADA and FDA interface, claim substantiation and patent protection for Arm & Hammer's baking soda toothpastes, including their latest introduction: Peroxy Care(R). Mr. Winston is the holder or co-holder of more than 60 United States patents, of which 14 are for toothpaste products, with two additional oral care patents pending. See "Management -- Employment and Consulting Agreements."

         Thomas J. Duncan has been the Vice President-Operations since May 1997. Commencing in November 1996, Mr. Duncan served as Director of Manufacturing. Mr. Duncan has over 20 years' experience in manufacturing and engineering at consumer products companies. Mr. Duncan was a Project Manager in Corporate Engineering at Church & Dwight Co., Inc. from 1982 through 1995. Mr. Duncan also was a Division Engineer at Boyle-Midway Division of American Home Products from May 1978 through October 1981.

         Edwin Diaz, has been Chief Financial Officer, Vice President - Finance, and Treasurer since August 1996. Prior to joining the Company, Mr. Diaz was the Corporate Controller of NYCOR, INC., a manufacturer of devices used in heating and cooling systems, from September 1994 to August 1996. He was the Controller of Lancer Industries, Inc., a company specializing in the acquisition of distressed and under-performing companies, from 1990 until August 1994. Mr. Diaz was employed by the Alferi Organization, a real estate development company, as Assistant Controller from 1988 until 1990 and by the accounting firm of Arthur Young & Company from 1986 until 1988. Mr. Diaz is a certified public accountant.

         S.N. Bhaskar, D.D.S., M.S., Ph.D., Major General U.S. Army (Ret.) has been a director of the Company since August 1994 and the Chairman of the Scientific Advisory Board since August 1992. Since 1981, Dr. Bhaskar has been in a private dental practice in Monterey and Salinas, California. From January 1955 to December 1980, Dr. Bhaskar was Major General, Dental Corps in the United States Army, Assistant Surgeon General for Dental Services of the United States Army and Chief of the United States Army Dental Corps. He is an Honorary Fellow of the Academy of General Dentistry, a Diplomat to the American Board of Oral Medicine and the American Board of Oral Pathology, and a member of the Dental Research Advisory Committee to the United States Army. Dr. Bhaskar is a former Vice Chairman of Atrix Laboratories, Inc. and a consultant to the Board of Directors at Vipont, Inc., a publicly-traded company engaged in the development and marketing of oral care products.

         Bert D. Gaster, D.D.S., M.S.D. has been a director of the Company since November 1992 and is a tenured Associate Professor at New York University's College of Dentistry. Dr. Gaster has held various faculty positions with New York University's College of Dentistry since 1972, including that of Clinic (Module) Director for nine years. Dr. Gaster is a member of the American College of Prosthodontics, has served on the Budget Policy Development Committee and currently is a Director of the New York University Dental Alumni Association. Dr. Gaster is currently an attending Prosthodontist with four hospitals in the New York metropolitan area.

         Richard A. Gotterer has been a director of the Company since November 1992 and has been a portfolio manager of fixed income securities at Schroder Wertheim Investment Services, an investment banking firm since September 1993. Mr. Gotterer was a private investor from June 1990 through August 1993. Mr. Gotterer was the Vice President of Finance and Chief Financial Officer of Channel American LPTV Holdings, Inc., an entertainment company, from February 1988 to May 1990. He was a financial analyst with Oppenheimer & Co., Inc., an investment banking firm, from October 1985 to October 1987.

         Eric D. Horodas, Esq. has been a director of the Company since November 1992. Mr. Horodas is President of Markev Realty Corporation, and is Vice President and Secretary of Baco Realty Corporation, both of which are actively engaged in originating, managing and servicing commercial real estate and mortgage investments. He has also been acting as a consultant to various insurance regulators and insurance industry members in connection with the restructuring and rehabilitation of financially troubled insurance companies since October 1993. Mr. Horodas was a founding partner and member of the Management Committee of the law firm of Rubinstein & Perry, from February 1988 until October 1993.

         All directors hold office until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected annually by, and serve at the discretion of, the Board of Directors.

Scientific Advisory Board

         The Company has established a four-member Scientific Advisory Board (the "SAB"). Each member is a distinguished chemist or dental researcher chosen for his continuing commitment to chemistry and dental science. The SAB provides expertise and advice to the Company in several areas including guidance for the ethical and scientific conduct of the scientific testing of the Company's proposed products. The SAB also works in cooperation with the Company and the scientists at the American Dental Association's Paffenbarger Research Center at the United States Government's National Institute of Standards and Technology, where the ADAHF Patented Technology was developed.

         Consulting compensation at annual rates ranging from $5,000 to $15,000 are paid to certain members of the SAB. In addition, the Company intends to grant, from time to time, stock options to members of the SAB. See "Management -- Employee Benefit Plans" for a description of options already granted to certain SAB members. SAB members are elected annually by, and serve at the discretion of, the Board of Directors. Currently, the members of the SAB are as follows:

         S.N. Bhaskar, D.D.S., Ph.D., Major General United States Army (Ret.) serves as the Chairman of the SAB and is also a member of the Company's Board of Directors. See "Management -- Directors and Executive Officers."

         Robert Bruce Merrifield, Ph.D. is the recipient of the 1984 Nobel Prize in Chemistry as well as numerous other scientific honors, and has been the John
D. Rockefeller, Jr. Professor at The Rockefeller University since 1966. He has been a member of the faculty at The Rockefeller Institute for Medical Research since 1963. Dr. Merrifield is an Associate Editor of The International Journal of Peptide and Protein Research, on the Editorial Board of Analytical Biochemistry, and a member of the American Chemical Society, American Society of Biological Chemists, American Institute of Chemists and the National Academy of Sciences. Dr. Merrifield has been the Nobel Guest Professor, Uppsala, Sweden.

         Joseph L. Henry, D.D.S., M.S., Ph.D., F.A.C.D., F.R.S.H., F.I.C.D. has held faculty positions at the Harvard School of Dental Medicine, including Interim Dean for the Dental School and Associate Dean for Government and Community Affairs, since 1975. In December 1994, Dr. Henry retired as Associate Dean at the Harvard School of Dental Medicine, and Professor and Chairman of the Department of Oral Diagnosis and Oral Radiology at the Harvard School of Dental Medicine. Dr. Henry held various faculty positions at Howard University College of Dentistry from 1953 to 1975, including Professor of Oral Medicine, Superintendent and Director of Clinics, and served as Dean of the Dental College for nine years.

         Hans-Peter Weber, D.M.D., has held several faculty positions at the Harvard School of Dental Medicine since 1989, and has been Chairman and Associate Professor of the Department of Restorative Dentistry at the Harvard Dental School since 1992. Dr. Weber also served as the Director of Implant Dentistry at the Harvard Dental School from 1992 to 1994. He has published numerous articles in professional journals and is an Associate Fellow of the Academy of Prosthodontics.


Committees of the Board of Directors

         The Audit Committee, established in July 1993, currently consists of Mr. Gotterer (Chairman) and Dr. Bhaskar. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, review the scope of their annual audit and other services they are asked to perform, review the report on the Company's financial statements following the audit, review the accounting and financial policies of the Company and review management's procedures and policies with respect to the Company's internal accounting controls.

         The Compensation Committee, also established in July 1993, currently consists of Mr. Horodas (Chairman) and Dr. Gaster. The functions of the Compensation Committee are to review and approve salaries, benefits and bonuses for all executive officers of the Company, and to review and recommend to the Board of Directors matters relating to employee compensation and employee benefit plans. The Compensation Committee also administers the Plan. See "Management -- Employee Benefit Plans."


Executive Compensation

         The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended December 31, 1994, 1995 and 1996,as well as the compensation of each executive officer of the Company who received compensation in excess of $100,000 for services rendered to the Company during any of those years ("named executive officers"). No other executive officer of the Company received compensation in excess of $100,000 during such years.

                           SUMMARY COMPENSATION TABLE


                                                             Annual Compensation                 Long-Term
                                                             -------------------                Compensation
                                                                                                ------------
                                                                                                 Securities
                                                                                                 Underlying
         Name and Principal                                Salary          Bonus                  Options
            Position(1)                    Year             ($)             ($)                     (#)
                (a)                        (b)              (c)             (d)                     (g)
                ---                        ---              ---             ---                     ---
Steven R. Fox
Chairman of the Board and
Chief Executive                            1996           $175,000        $75,000                  50,000
Officer(2)(3)
                                           1995           $ 75,000        $10,000                 400,000
                                           1994           $ 75,000            --                      --
Anthony E. Winston
Vice President - Technology                1996           $135,000        $20,250
and Clinical Research
                                           1995           $129,875           --                   160,000
D. Brooks Cole
President and Chief                        1996           $150,000        $22,500                  50,000
Operating Officer(3)
Normen Usen                                1996           $115,000        $17,000                    -
Vice-President- Product
Development

(1) See "Management -- Employment and Consulting Agreements" for a description of Dr. Fox's employment agreement with the Company as Chairman of the Board and Chief Executive Officer which commenced on January 1, 1994; Anthony E. Winston's employment agreement with the Company as the Company's Vice President-Technology and Clinical Research which commenced on January 1, 1995; D. Brooks Cole's employment agreement with the Company whereby Mr. Cole became the Company's President and Chief Operating Officer as of January 1, 1996; and Norman Usen's employment agreement with the Company as the Company's Vice President -- Research and Development.

(2) Dr. Fox resigned as the Company's President effective on January 1, 1996, and as Treasurer effective August 1996.

(3) Options granted on December 11, 1996 issued at $6.875 for Dr. Fox and $6.25 for Mr. Cole vest 25% as of December 11, 1997 and an additional 25% on December 11 in each successive year.

         The following table sets forth the individual grants of stock options made during the fiscal year ended December 31, 1996 to each of the named executive officers.

                       OPTION GRANTS IN LAST FISCAL YEAR




                                                       PERCENT OF
                                  NUMBER OF               TOTAL
                                 SECURITIES              OPTIONS              EXERCISE
                                 UNDERLYING            GRANTED TO                OR
                                   OPTIONS            EMPLOYEES IN           BASE PRICE         EXPIRATION
       NAME                      GRANTED(#)            FISCAL YEAR             ($/SH)              DATE
       ----                      ----------            -----------             ------              ----
Steven R. Fox                       50,000(1)               31.3%               $6.875             12/10/01
D. Brooks Cole                      50,000(1)               31.3%               $6.25              12/10/06
Anthony E. Winston                     --                   --                  --                     --
Norman Usen                            --                   --                  --                     --

         The following table sets forth the number of exercisable or vested and unexercisable or unvested options during the fiscal year ended December 31, 1996 held by each of the named executive officers and the year-end value of such options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES



                                                                            VALUE OF                 UNEXERCISED
                                                                            NUMBER OF               IN-THE-MONEY
                                                                           UNEXERCISED               OPTIONS AT
                                    SHARES                              OPTIONS AT FISCAL              FISCAL
                                   ACQUIRED                                YEAR-END(#)               YEAR-END($)
                                      ON                 VALUE            EXERCISABLE/              EXERCISABLE/
NAME                               EXERCISE            REALIZED           UNEXERCISABLE             UNEXERCISABLE
----                               --------            --------           -------------             -------------
Steven R. Fox                            -                   -            450,000/50,000             $ 1,462,500/0
Anthony E. Winston                       -                   -                 160,000/0                 360,000/0
D. Brooks Cole                           -                   -            135,000/50,000                 498,870/0
Norman Usen                              -                   -            168,762/30,000           830,309/147,600


Compensation of Directors

         Each non-employee director receives $500 for attendance at each meeting plus reimbursement for expenses for each meeting attended. See "Management -- Employee Benefit Plans" and "-- Employment and Consulting Agreements" for a description of options granted to members of the Board of Directors. Each member of the Audit Committee and the Compensation Committee receives $250 for each meeting attended together with reimbursement of expenses.

Compensation Committee Interlocks and Insider Participation

         Dr. Bert D. Gaster and Mr. Eric D. Horodas served as members of the Company's compensation committee during the last completed fiscal year. There are no compensation committee (or board of directors) interlock relationships with respect to the Company.

Employment and Consulting Agreements

         The Company has entered into an employment agreement with Dr. Steven R. Fox, pursuant to which Dr. Fox is employed as Chairman of the Board of Directors and Chief Executive Officer for a term of five years commencing on January 1, 1994. The agreement, as amended, provides that Dr. Fox shall devote such time to the Company as necessary to perform his responsibilities thereunder, but no less than forty hours per week, in consideration of an annual salary of $75,000, which increased to $250,000 per year in January 1997. The employment agreement acknowledges that Dr. Fox shall be entitled to maintain his dental practice and see patients on a basis that does not interfere with the performance of his duties thereunder. Dr. Fox continues to practice dentistry on a part-time basis. Pursuant to the agreement, if Dr. Fox opposes a change of control of the Company, as defined in the agreement, and thereafter elects to terminate his employment with the Company, he is entitled to a one time payment of either (i) two and nine-tenths (2.9) times the sum of Dr. Fox's current base annual salary plus any amounts due to him under the Company's Incentive Compensation Plan if a majority of the Company's Board of Directors opposed the change of control or
(ii) two and one-half (2.5) times the sum of Dr. Fox's current base annual salary plus any amounts due to him under the Company's Incentive Compensation Plan if a majority of the Company's Board of Directors voted in favor of the change of control. However, such payment shall not exceed the maximum payment permitted by Section 280G of the Internal Revenue Code of 1986, as amended. Pursuant to the Company's Incentive Compensation Plan, Dr. Fox is entitled to 50% of all amounts allocated to such plan. See "Management -- Employee Benefit Plans."

         The Company has entered into an employment agreement with D. Brooks Cole, pursuant to which Mr. Cole is employed as President and Chief Operating Officer. The agreement, as amended, provides that Mr. Cole will devote all of his business time to the Company in consideration of an annual salary of $175,000, subject to adjustment. In addition, Mr. Cole is entitled to 15% of all amounts allocated to the Company's Incentive Compensation Plan. Mr. Cole serves at the pleasure of the Board of Directors; however, if the Company elects to terminate the agreement, Mr. Cole is entitled to six months severance pay, including all salary and benefits. Pursuant to the employment agreement, Mr. Cole was granted a seven-year option to purchase 99,000 shares of Common Stock at an exercise price equal to $3.00 per share, immediately exercisable from the date of the grant, and expiring seven years thereafter. Prior to the commencement of this agreement, Mr. Cole had been retained by the Company on a consulting basis at a rate of $3,000 per month, plus, for the period from July 1994 through July 1995, 3,000 Common Stock options per month at an exercise price of $1.33 per share. Effective November 1, 1995, the consulting fee was increased to $4,000 per month.

         The Company has entered into an employment agreement with Norman Usen, pursuant to which Mr. Usen is employed full-time as Vice President -- Product Development for a term of three years commencing on May 1, 1995, which was extended to June 30, 1999. The consulting agreement between the Company and Mr. Usen's consulting company, Nu-Products, Inc. ("NP") terminated upon the commencement of Mr. Usen's employment agreement. Pursuant to the employment agreement, as extended, Mr. Usen will devote his full time to the Company in consideration of an annual salary of $143,000 for the period ending June 30, 1998, and $151,000 for the period ended June, 1999. If Mr. Usen is terminated from the Company without cause, as defined in the agreement, then he will be entitled to continue to receive his salary and benefits until the end of the term of the agreement. As additional compensation, Mr. Usen will be entitled to 12.5% of all amounts allocated to the Company's Incentive Compensation Plan. Pursuant to the employment agreement, Mr. Usen was granted seven-year options to purchase an aggregate 90,000 shares of Common Stock at an exercise price equal to $1.33 per share. The options previously granted to NP were terminated and reissued to Mr. Usen. See "Certain Transactions."

         The Company has entered into an employment agreement with Anthony E. Winston, pursuant to which Mr. Winston is employed full-time as Vice President -- Technology and Clinical Research for a term of two years ending in January 1995, which was extended to January 2000. Pursuant to the employment agreement, Mr. Winston will devote his full time to the Company in consideration of an annual salary of $143,000 for the period ending January 1998, $151,000 for the period ended January 1999, and $160,000 for the period ending January 2000. If Mr. Winston is terminated from the Company without cause, as defined in the agreement, then he shall be entitled to continue to receive his salary and benefits until the end of the term of the agreement. As additional compensation, Mr. Winston shall be entitled to 10% of all amounts allocated to the Company's Incentive Compensation Plan. Pursuant to the employment agreement, Mr. Winston was granted ten-year options to purchase an aggregate 150,000 shares of Common Stock at an exercise price equal to $1.33 per share.

Employee Benefit Plans

  1993 Stock Option Plan

         In July 1993, the Board of Directors adopted the 1993 Plan which was approved by the Company's stockholders in September 1993. The 1993 Plan provides for the grant to qualified employees (including officers and directors) of the Company of options to purchase shares of Common Stock. A total of 1,500,000 shares of Common Stock have been reserved for issuance upon exercise of stock options granted under the 1993 Plan. The 1993 Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Committee") whose members are not entitled to receive options under the 1993 Plan (excluding options granted exclusively for directors fees). The Committee has complete discretion to select the optionee and to establish the terms and conditions of each option, subject to the provisions of the 1993 Plan. Options granted under the Plan may or may not be "incentive stock options" as defined in Section 422 of the Internal Revenue Code ("Incentive Options") depending upon the terms established by the Committee at the time of grant, but the exercise price of options granted may not be less than 100% of the fair market value of the Common Stock as of the date of grant (110% of the fair market value if the grant is an Incentive Option granted to an employee who owns more than 10% of the outstanding Common Stock). Options may not be exercised more than 10 years after the grant (five years if the grant is an Incentive Option to any employee who owns more than 10% of the outstanding Common Stock). Options granted under the 1993 Plan are not transferable and may be exercised only by the respective grantees during their lifetimes or by their heirs, executors or administrators in the event of death. Under the 1993 Plan, shares subject to canceled or terminated options are reserved for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

         As of August 1, 1997, the Company has granted pursuant to the 1993 Plan options exercisable for periods of three to ten years to purchase an aggregate of 1,203,355 shares of Common Stock, at an exercise price ranging from $1.33 to $4.00 per share, to certain employees, officers and directors of the Company, including options to purchase an aggregate of 450,000 shares granted to the Company's Chairman of the Board at $3.00 per share, options to purchase an aggregate of 130,515 shares granted to other members of the Company's Board of Directors at prices ranging from $1.86 to $2.67 per share, and options to purchase an aggregate of 41,628 shares granted to members of the Company's Scientific Advisory Board other than members of the Company's Board of Directors at $2.67 per share. See "Management -- Employment and Consulting Agreements" for a description of options granted to an affiliate of an officer of the Company.

1997 Stock Option Plan

         In December 1996, the Board of Directors adopted the 1997 Incentive Stock Option Plan ("1997 Plan") which was approved by the Company's stockholders in May 1997. The 1997 Plan provides for the grant to qualified employees (including officers and directors), independent contractors and consultants of the Company and/or any subsidiary or parent thereof options to purchase shares of Common Stock. A total of 750,000 shares of Common Stock, par value $.001, have been reserved for issuance upon exercise of stock options granted under the 1997 Plan. The 1997 Plan is administered by the Board of Directors or a Stock Option Committee or Compensation Committee of the Board of Directors (the "Committee") which shall be comprised of at least two Outside Directors, appointed by the Board of Directors of the Company. The Committee has complete discretion to select the optionee and to establish the terms and conditions of each option, subject to the provisions of the 1997 Plan. Options granted under the Plan may or may not be "incentive stock options" as defined in Section 422 of the Internal Revenue Code ("Incentive Options") depending upon the terms established by the Committee at the time of grant, but in no event shall the option price be less than 85% of the fair market value of the Common Stock at the time of grant (110% of the fair market value if the grant is an Incentive Option granted to an employee who owns more than 10% of the outstanding Common Stock). Options may not be exercised more than 10 years after the grant. Options granted under the 1997 Plan are not transferable otherwise by will or the laws of descent and distribution and may be exercised only by the respective grantees during their lifetimes or by their heirs, executors or administrators in the event of death. Under the 1997 Plan, shares subject to canceled or terminated options are reserved for subsequently granted options. In no event shall an employee be granted options for more than 150,000 shares of Common Stock during any calendar year period, subject to changes in the Company's capitalization. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

        As of the date of this Prospectus, the Company has not granted any options pursuant to the 1997 Plan.


Incentive Compensation Plan

         The Company has established a five-year incentive compensation program to award officers and key employees for their efforts on behalf of the Company as measured by yearly increases in the net income (before income taxes and extraordinary items) generated by the Company. The program provides for incentive compensation utilizing an objective formula based upon guidelines in accordance with the Company's goals. The Company will establish a yearly bonus pool, equal to five percent of its net income before income taxes including the amount provided for by the incentive compensation plan, and extraordinary items ("ICP Income"), to be distributed to officers and key employees. For the subsequent four fiscal years, such bonus pool shall only be established in the event the Company's ICP Income equals or exceeds by at least 5% the Company's ICP Income for the prior fiscal year. Amounts remaining in the yearly bonus pool which are not distributed do not carry over into the subsequent year's pool. The maximum amount an executive or key employee may receive from the bonus pool is limited to two times such person's salary.

Indemnification

         Pursuant to the Company's Certificate of Incorporation and By-laws, officers and directors of the Company will be indemnified by the Company to the fullest extent allowed under Delaware law for claims brought against them in their capacities as officers or directors. Indemnification is not allowed if the officer or director does not act in good faith and in a manner reasonably believed to be in the best interests of the Company, or if the officer or director had no reasonable cause to believe his conduct was lawful. Accordingly, indemnification may occur for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                           PRINCIPAL SECURITYHOLDERS

         The following table sets forth as of the date of this prospectus, certain information, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each named executive officer and (iv) all directors and executive officers as a group:

                                   AMOUNT AND
                                    NATURE OF           PERCENTAGE OF
   NAME AND ADDRESS                BENEFICIAL            OUTSTANDING
OF BENEFICIAL OWNERS(1)           OWNERSHIP(2)         SHARES OWNED(3)
-----------------------           ------------         ---------------
Dr. Steven R. Fox(4)               3,423,240(5)           39.8%
Dr. Bert Gaster(4)                    25,253(6)             *
Mr. Richard Gotterer(4)               90,512(6)            1.1%
Mr. Eric Horodas(4)                  109,262(6)(7)         1.3%
Dr. S.N. Bhaskar(4)                   68,756(8)             *
Anthony E. Winston(4)                160,000(9)            1.9%
Mr. D. Brooks Cole(4)                135,000(10)           1.6%
Mr. Norman Usen(4)                   198,762(11)           2.4%
All directors and
executive officers as
a group (10 persons)(12)           4,223,285              51.9%

----------------
  * Represents less than 1%.


 (1) None of the beneficial owners listed is a Selling Securityholder in the Offering.

 (2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercise.

 (3) Based on 8,142,749 shares of Common Stock issued and outstanding as of August 1, 1997, which reflects the sale of 1,080,000 shares issued on June 26, 1997 in the June Offering.

 (4) The address of this person is c/o Enamelon, Inc., 15 Kimball Avenue, Yonkers, NY 10704.

 (5) Includes 36,348 shares held in trust for the benefit of Dr. Fox's minor children. Also includes 450,000 shares issuable upon exercise of currently exercisable stock options.

 (6) Includes 25,253 shares issuable upon exercise of currently exercisable stock options.

 (7) Includes 9,375 shares issuable upon exercise of currently exercisable warrants.

 (8) Reflects 68,756 shares issuable upon exercise of currently exercisable stock options.

 (9) Reflects 160,000 shares issuable upon exercise of currently exercisable stock options.

(10) Reflects 135,000 shares issuable upon exercise of currently exercisable stock options.

(11) Reflects 198,762 shares issuable upon exercise of currently exercisable stock options.

(12) Includes 1,088,277 shares issuable upon exercise of currently exercisable stock options and 9,375 shares issuable upon exercise of currently exercisable warrants.

         By virtue of his ownership of shares of Common Stock and position with the Company, Dr. Steven R. Fox may be deemed a "parent" and a "founder" of the Company as such terms are defined under the federal securities laws.

                            SELLING SECURITYHOLDERS

         The table below sets forth, with respect to each Selling Securityholder, based upon information available to the Company as of the date hereof, the number of shares of Common Stock beneficially owned or underlying other securities beneficially owned, the number of shares to be sold; and the number and percentage of outstanding Common Shares beneficially owned before and after the sale of the Shares offered hereby. An aggregate 1,200,000 Shares are being offered for the accounts of the Selling Securityholders. Although there can be no assurance that the Selling Securityholders will sell any or all of the Shares, the following table assumes that each of the Selling Stockholders will sell all Shares offered by this Prospectus.




                                     Amount and                             Shares
                                       Nature                             Beneficially          Percent of Class(3)
                                     Beneficial           Shares            Owned               -------------------
                                     Ownership             to Be            After             Before            After
Name                                   (1)(2)             Sold(2)          Offering          Offering          Offering
----                                   ------             -------          --------          --------          --------
Allen & Company                      162,888(5)           36,600           126,288                2.0%              1.5%
   Incorporated

Ambit & Co.                           50,000(4)           50,000              0                   1.0%               0

Smith Barney FBO                     127,500(9)           54,000           73,500                 1.5%              1.0%
    Wood Island Associates

SBSF Biotechnology                    66,000(4)           66,000               0                   1.0%               0
     Fund, L.P.

Barry Diller                          23,000(4)           23,000               0                     -                0

Zweig-DiMenna Special                 15,900(4)           15,900               0                     -                0
    Opportunities, L.P.

Zweig-DiMenna                         61,800(4)           61,800               0                   1.0%               0
    International Ltd.

SC Fundamental Value                  17,250(4)           17,250               0                     -                0
    Fund, L.P.

SC Fundamental Value                   7,750(4)            7,750               0                     -                0
    BVI, Ltd.


Barbara Fromm                          1,000(4)           1,000                0                     -                0

Fromm Revocable Trust                 30,000(4)          30,000                0                     -                0

Froma, A Partnership                  13,000(4)          13,000                0                     -                0

Larry Flinn                           38,400(4)          38,400                0                     -                0

                                       40


                                     Amount and                           Shares
                                       Nature                           Beneficially            Percent of Class(3)
                                     Beneficial           Shares            Owned               -------------------
                                     Ownership             to Be            After            Before            After
Name                                   (1)(2)             Sold(2)          Offering          Offering          Offering
----                                   ------             -------          --------          --------          --------
John W. Gilden                          10,000(4)         10,000               0                     -                0

Gamma North Peel                        56,250(6)         25,000              31,250               1.0%               -
    Laboratory Limited

Goldman Grandchildren                   3,000(4)           3,000                0                     -               0
     Irrevocable Trust

Hare & Co.                             200,000(4)        200,000               0                   2.4%               0

Haussmann Holdings  N.V.                13,900(4)         13,900               0                     -                0

JLA Partners, Ltd.                      10,000(4)         10,000               0                     -                0

Maurice D. Kent                         12,500(4)         12,500               0                     -                0

Lawrence J. Kent                        12,500(4)         12,500               0                     -                0

Friends Fromm Institute                 10,000(4)         10,000               0                     -                0
    for Life Long Learning

Huizenga Investments                     50,000(4)        50,000               0                   1.0%               0
    Limited Partnership

Bernard Holdings                        50,000(4)         50,000               0                   1.0%               0
    Limited Partnership

Maier Family Trust                      13,000(7)          3,000               10,000                 -                -

Diana Maier Trust                        2,000(4)          2,000                0                     -                0

Michelle Maier Trust                     2,000(4)          2,000                0                     -                0

Arthur B. Modell                        42,628(8)         10,000              32,628                1.0%               0

Network Fund III, Ltd.                 83,000(4)          83,000                0                   1.0%               0

Network IV LLC                          30,000(4)         30,000                0                     -                0

William P. O'Donell                      2,000(4)          2,000                0                     -                0

Kenneth F. Siebel                        2,000(4)          2,000                0                     -                0



                                     Amount and
                                       Nature                               Shares
                                                                          Beneficially          Percent of Class(3)
                                     Beneficial           Shares            Owned               -------------------
                                     Ownership             to Be            After             Before            After
Name                                   (1)(2)             Sold(2)          Offering          Offering          Offering
----                                   ------             -------          --------         ---------          ---------

Simon Community                      3,000(4)             3,000               0                     -                0
    Property

Raifinanz AG                        10,000(4)            10,000               0                     -                0

JDK Partners                        25,000(4)            25,000               0                     -                0

SBSF Biotechnology                   9,000(4)             9,000               0                     -                0
    Partners, L.P.

Maple Partners, Ltd.                10,000(4)            10,000               0                     -                0

Westbury (Bermuda) Ltd.             100,000(4)          100,000               0                   1.0%               0

Weyerhauser Company                 7,400(4)              7,400               0                     -                0
    Master Retirement Trust

Whittier Opportunity Fund           50,000(4)            50,000               0                   1.0%               0

Vange, LP                           20,000(4)            20,000               0                     -                0

Victor Ventures LLC                 20,000(4)            20,000               0                     -                0
-------------------------

* Represents less than 1%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(2) Includes shares of Common Stock issuable upon exercise of warrants and options, but does not include fractional shares to be purchased by the Company.

(3) Based on 8,142,749 shares of Common Stock issued and outstanding as of August 1, 1997, which reflects the sale of 1,080,000 shares issued in the June Offering.

(4)      Represents shares acquired in the June Offering.

(5) Includes 36,600 shares issued in the June Offering and 13,788 shares of Common Stock, 112,500 Warrants issued in connection with a private placement in January 1996.

(6) Includes 25,000 shares issued in the June Offering and 31,250 shares issued in connection with a private placement in October 1995.

(7) Includes 3,000 shares issued in the June Offering and 10,000 shares issued in connection with a private placement in December 1995.

(8) Includes 10,000 shares issued in the June Offering and 32,628 shares issued in connection with a private placement in June 1993.

(9) Includes 54,000 shares issued in the June Offering and 73,500 shares of Common Stock purchased in the open market.




                              CERTAIN TRANSACTIONS

         The Company has subleased its office facilities in Yonkers, New York, without a written agreement, since December 1, 1992, from Dr. Steven R. Fox, the Chairman of the Board, at a rent of $600 per month. Commencing January 1, 1996 for a period of one year, the Company entered into a lease with a relative of Dr. Fox for additional office facilities at a rent of $2,500 per month. Such lease has been extended for a one year period ending December 1997. See "Business -- Properties" for a description of such facilities. For information concerning employment and consulting agreements with, and compensation of, the Company's executive officers and directors, see "Management -- Executive Compensation," "-- Employment and Consulting Agreements" and "-- Employee Benefit Plans."

         On June 26, 1997, the Company completed a private placement of 1,080,000 shares of Common Stock to accredited investors (the "June Offering") for a total purchase price of $14,040,000. In connection with the June Offering, the Company paid Allen & Company Incorporated a sales commission of 6% of the aggregate proceeds of the June Placement.

         The Company believes that the terms of each of the foregoing transactions and those which will exist after the consummation of the Offering are no less favorable to the Company than could have been obtained from non-affiliated third parties, although no independent appraisals were obtained. In the future, all transactions between the Company and its affiliates will also be on terms which the Company believes will continue to be no less favorable to the Company than the Company could obtain from non-affiliated parties.


                           DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value per share, of which 8,142,749 shares are currently outstanding and held of record by approximately 314 holders. Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor and to share ratably in the assets of the Company available upon liquidation, dissolution or winding up. The holders of shares of Common Stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of Common Stock are able to elect all directors. If the officers and directors of the Company were to exercise all of their presently exercisable warrants and options, they would control 51.9% of the votes and would have the ability to affect the outcome of any election for directors or votes on other matters presented to the Company's stockholders. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.


                        SHARES ELIGIBLE FOR FUTURE SALE


         Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registration rights granted to certain holders of warrants to purchase the Company's Common Stock, or pursuant to other registrations or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Common Stock. As of August 1, 1997, the Company had approximately 8,142,749 shares of Common Stock outstanding. In addition, the Company has reserved for issuance (i) 1,344,480 shares of Common Stock upon exercise of options granted under the Company's 1993 Incentive Stock Option Plan (the "1993 Plan"), (ii) 121,478 shares upon exercise of options to be granted under the 1993 Plan, (iii) 750,000 shares upon the exercise of options to be granted under the Company's 1997 Incentive Stock Option Plan, and (iv) 830,110 shares upon exercise of outstanding warrants.

         Of the 8,142,749 shares of Common Stock issued and outstanding, 1,700,000 were sold publicly in the Company's initial public offering, approximately 338,684 shares have been sold publicly pursuant to Rule 144, and 1,200,000 shares may be sold publicly pursuant to the registration statement of which this Prospectus is a part. The remaining 6,104,067 outstanding shares of Common Stock are "restricted securities," as that term is defined in Rule 144, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including exemptions provided by Rule 144. All of such shares are presently eligible for resale under Rule 144. In addition, holders of 558,399 shares of Common Stock and warrants to purchase 631,250 shares of Common Stock at prices ranging from $3.60 to $5.75 per share have three demand registration rights exercisable until October 24, 2001, and unlimited piggyback registration rights exercisable until January 23, 2003 (subject to certain limitations), and holders of warrants to purchase 170,000 shares of Common Stock at $8.40 per share have one demand registration right exercisable after October 23, 1997, and unlimited piggyback registration rights exercisable until October 29, 2001. Employees, consultants, and other eligible holders of options to purchase approximately 1,198,431 shares of Common Stock granted under the Company's 1993 Plan prior to the Company's initial public offering also have the right to exercise their options and immediately sell the shares of Common Stock received upon exercise under Rule
144. No prediction can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market prices for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the future sale of its equity securities. See "Principal Stockholders" and "Risk Factors -- Shares Eligible for Future Sale."

                              PLAN OF DISTRIBUTION

         The Selling Securityholders are offering the Shares for their own account and not for the account of the Company. The Shares may be sold from time to time by the Selling Securityholders directly to purchasers or, alternatively, may be offered from time to time through agents, brokers, dealers or underwriters, who may receive compensation in the form of concessions or commissions from the Selling Stockholders or purchasers of the Shares. Sales of the Shares may be made in one or more transactions on the NASDAQ National Market or in privately negotiated transactions or otherwise, and such sales may be made at the market price prevailing at the time of sale, a price related to such prevailing market price or a negotiated price.

         Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Securityholders.

         To the extent required, the Company will use its best efforts to file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus.


                     INTERESTS OF NAMED EXPERTS AND COUNSEL

         SBK Investment Partners, a partnership consisting of members of Snow Becker Krauss P.C., counsel to the Company, owns 96,600 shares of Common Stock and holds an option to purchase 32,628 shares of Common Stock.


                                    EXPERTS

         The financial statements included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance on such report given upon the authority of said firm as experts in auditing and accounting.

                                    GLOSSARY

         The following glossary is intended to provide the reader with an explanation of certain terms used in this Prospectus.

Active  Ingredient         Element responsible for the therapeutic activity
                           of a product. However, other ingredients in the product may enhance the effectiveness of the active ingredient. In Enamelon toothpaste, the active ingredient is sodium fluoride.

Calcium                    Important elemental constituent of teeth and bones.

Caries An oral disease caused by the presence of cariogenic bacteria in plaque. Signs of the disease are lesions and/or cavities in the teeth.

Cavity Area of the tooth where mineral loss, due to demineralization, has been extensive, resulting in collapse of the tooth structure. A cavity cannot be remineralized and must be filled by a dentist.

Demineralization           Chemical process whereby acids, produced by
                           cariogenic bacteria in plaque, dissolve and remove calcium and phosphate from tooth enamel and/or dentin, making the tooth weaker and more porous. If allowed to continue, demineralization will eventually cause the tooth structure to collapse and a cavity to be formed.

Dentin An underlying tooth material that contains minerals and organic matter. Dentin is covered by enamel in the crown and cementum in the root.

Enamelon Technologies      The ADAHF Patented Technology together with the
                           Enamelon Proprietary Technology as described in Item
                           1, "Description of Business".

Fluoride Inorganic form of the element fluorine in combination with other elements.

Inactive Ingredient        Element not responsible for the therapeutic activity
                           of the product. Inactive ingredients may be important for other product attributes and may substantially enhance the effectiveness of the active ingredient.

Interproximal Lesions      Lesions that occur between the teeth.

In Vitro Literally means "in glass" (Latin) . Refers to experimental studies carried out under laboratory conditions that do not involve living species.

In Vivo Literally means "in life" (Latin). Refers to experimentation performed on live animals or humans.

Ions Dissolved particles bearing a positive or negative charge. Because of their charges, ions attract a sphere of water molecules around themselves, which helps to keep them in solution.

Lesions Defects in teeth resulting from loss of tooth mineral due to demineralization in localized areas of the tooth. Lesions often, but not always, show up as visible white or colored spots on teeth. They may or not be detected by x-rays.

Phosphate                  Combination of the elements phosphorous and oxygen in
                           ionic form or part of an inorganic or organic compound. An important constituent of teeth and bones.

Plaque Soft sticky film formed on teeth and between teeth due to eating sugar-containing foods. Contains a very high concentration of bacteria.

Plaque Acids               Acidic materials formed by the break-down of sugars
                           due to the action of plaque bacteria. Plaque acids, primarily lactic and acetic acid, are highly corrosive to the tooth mineral structure, and cause demineralization of the tooth.

Professional Gels          Therapeutic materials applied to the teeth for the
                           prevention, arrestment, or reversal of lesions or cavities. Applied directly by a qualified dental practitioner or supplied to the user through a prescription supplied by a qualified dental practitioner.

Remineralization           Chemical process whereby calcium and phosphate, lost
                           during demineralization, are replaced into tooth enamel and dentin, thereby rebuilding, restoring and restrengthening the tooth.

Sodium  Fluoride           Compound consisting of the element sodium combined
                           with the element fluorine and which provides fluoride ions when dissolved in water. Sodium fluoride is an accepted active ingredient in anti- caries products for over-the-counter use.

Tooth Enamel               Outer hard mineral layer of the crown, which is the
                           part of the tooth that emerges from the gum.

                                 ENAMELON, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                   (Audited)



Report of Independent
 Certified Public Accountants.....................................       F-2

Financial statements:

         Balance sheets...........................................       F-3

         Statements of operations.................................       F-4

         Statements of stockholders' equity.......................       F-5

         Statements of cash flows.................................       F-6

         Notes to the financial statements........................ F-7- F-17



                   THREE MONTHS ENDED MARCH 31, 1996 and 1997
                                  (Unaudited)

Financial statements:

         Balance sheets...........................................      F-18

         Statements of operations.................................      F-19

         Statements of stockholders' equity.......................      F-20

         Statements of cash flows.................................      F-21

         Notes to financial statements............................ F-22-F-23

                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

Enamelon, Inc.
Yonkers, New York

         We have audited the accompanying balance sheets of Enamelon, Inc. (A Development Stage Company) as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 and for the period from June 9, 1992 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enamelon, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the period from June 9, 1992 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.




BDO Seidman, LLP
New York, New York
February 11, 1997

                                 ENAMELON, INC.
                         (A development stage company)
                                 Balance Sheets


                                                                                         December 31,
                                                                                  1995                1996
Assets                                                                           ------               -----
Current:
  Cash and cash equivalents (Note 1)..................................        $ 1,790,666          $11,389,894
  Prepaid expenses and other assets...................................             11,077              193,290
  Inventory       ....................................................                --                53,183
                                                                                                   -----------
    Total current assets..............................................          1,801,743           11,636,367


  Equipment, net (Note 1 and 2).......................................             58,077              438,348

  Deferred costs, net (Note 1 and 3)..................................            172,157              308,030

  Other assets .......................................................              8,939                8,939
                                                                              -----------          -----------

     Total assets.....................................................        $ 2,040,916          $12,391,684
                                                                              -----------          -----------

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable....................................................        $        --          $   553,377
  Accrued expenses....................................................            173,939              539,894
                                                                              -----------          -----------
    Total current liabilities.........................................            173,939            1,093,271
                                                                              -----------          -----------

Commitments (Notes 6 and 7)

Stockholders' Equity (Note 4):
  Preferred stock, $0.01 par value - shares...........................
    authorized 4,172,750 none issued or outstanding                                   --                  --
  Common stock, $0.001 par value - shares
    authorized 20,000,000; issued
    and outstanding 4,635,273 and 6,900,378...........................              4,635                6,900
  Additional paid-in capital..........................................          4,055,925           16,409,926
  Accumulated deficit during the development stage....................        (2,193,583)          (5,118,413)
                                                                             -----------          -----------
    Total stockholders' equity........................................          1,866,977           11,298,413
                                                                              -----------          -----------

    Total liabilities and stockholders equity.........................        $ 2,040,916          $12,391,684
                                                                              -----------          -----------




                See accompanying notes to financial statements.

                                 ENAMELON, INC.
                         (A development stage company)
                            Statements of Operations

                                                                                                  Period from
                                                                                                 June 9, 1992
                                                                                                (Inception) to
                                                      Year ended December 31,                    December 31,
                                                ----------------------------------               ------------
                                           1994              1995                 1996                1996
                                           ----              ----                 ----                ----
Expenses:
  Marketing and selling...............          --         $        --        $   362,371            $362,371
  Research and testing................     206,126             546,994          1,761,718           2,631,305
  Administrative and other............     330,154             533,587            996,160           2,091,000
                                           -------         -----------        -----------           ---------
    Total expenses....................     536,280          1,080,581           3,120,249


Other charges (income):
  Interest and dividends..............       7,325            (19,663)          (195,419)          (236,232)
  Write-off of deferred
  offering costs (Note 1).............     269,969                                                  269,969
                                                              --------          ----------          -------
Net loss          ....................    (798,924)       $(1,060,918)        $(2,924,830)      $(5,118,413)
                                          ========        ===========         ===========       ===========



Pro forma net loss per
 common share (Note 1)................      $(.21)        $     (0.20)       $     (0.52)
                                                          -----------        -----------

Weighted average common
 shares outstanding...................  3,784,800          5,234,289           5,636,935
                                        ---------        -----------         -----------

                See accompanying notes to financial statements.

                                 Enamelon, Inc.
                            (A development company)
                    Statement of Stockholders' Equity (Note 4)


                                                                  Common Stock      Additional       Accumulated         Total
                                                                  ------------       paid-in     deficit during the  stockholders'
                                                                Shares  Par value    capital      development stage     equity
                                                             ---------  ---------  -----------   -----------------   ------------
Issuance of common stock in June and December 1992.........  3,331,458    $3,331   $   111,684     $        --       $  115,015
Issuance of common stock for legal services rendered.......      9,792        10        29,960              --           29,970
Net loss...................................................        --         --            --         (37,070)         (37,070)
                                                           -------------------------------------   --------------    ----------

Balance, December 31, 1992.................................  3,341,250     3,341       141,644         (37,070)         107,915
Issuance of common stock at $3.06 per share in
 private placement, net of costs                               293,619       294       868,648              --          868,942
Issuance of common stock for
  legal services rendered.................................      17,268        17        63,348            --             63,365
Net loss...................................................        --         --            --        (296,671)        (296,671)
                                                           --------------------------------------   -----------       ---------
Balance, December 31, 1993.................................  3,652,137     3,652     1,073,640        (333,741)         743,551
Issuance of common stock at $1.33
  per share in private placement, net of costs                 118,125       118       141,783              --          141,901
Issuance of common stock for
  legal services rendered.................................      14,538        15        63,985              --           64,000
Net loss...................................................         --        --             --       (798,924)        (798,924)
                                                           ------------------------------------    -----------        ---------

Balance, December 31, 1994.................................  3,784,800     3,785     1,279,408      (1,132,665)         150,528
Issuance of common stock at $1.33
  per share in private placement, net of costs                  93,750        94       124,906              --          125,000
Issuance of common stock at $4.00
  per share in private placement, net of costs                 648,723       648     2,504,024              --        2,504,672
Issuance of common stock for legal services rendered.......    108,000       108       147,587              --          147,695
Net loss...................................................         --        --             --      (1,060,918)     (1,060,918)
                                                           -------------------------------------   ------------      ----------

Balance, December 31, 1995.................................  4,635,273     4,635     4,055,925      (2,193,583)       1,866,977
Issuance of common stock for legal services rendered.......      6,706         7        26,817              --           26,824
Issuance of common stock in public offering, net of costs..  1,700,000     1,700    10,423,572              --       10,425,272
Conversion of preferred stock to common stock..............    558,399       558     1,903,442              --        1,904,000
Warrants exercised.........................................         --        --           170              --              170
Net loss...................................................         --        --            --      (2,924,830)      (2,924,830)
                                                           -------------------------------------   ------------      -----------

Balance, December 31, 1996.................................  6,900,378    $6,900   $16,409,926     $(5,118,413)    $ 11,298,413
                                                             ---------    ------   -----------     ------------     -----------



                See accompanying notes to financial statements.

                                                  ENAMELON, INC.
                                           (A development stage company)
                                              Statements of Cash Flow

                                                                                                               Period from
                                                                                                               June 9, 1992
                                                                                                               (Inception) to
                                                                             Year ended December 31,           December 31,
                                                                   1994             1995         1996             1996
                                                                   ----             ----         ----             ----
Cash flows from operating activities:

  Net loss ...............................................   $   (798,924)   $ (1,060,918)   $ (2,924,830)   $ (5,118,413)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Write-off of deferred offering costs .................        269,969            --              --           269,969
    Stock issued for services ............................           --           147,695          26,824         174,519
    Depreciation and amortization ........................         15,433          23,490          45,488          89,257
    Increase in prepaid expenses and other assets ........         (7,896)         (2,203)       (182,213)       (202,228)
    Increase in inventory ................................           --              --           (53,183)        (53,183)
    Increase in deferred costs ...........................           --              --              --            (1,133)
    Increase in accrued expenses and account payable .....         63,633          59,287         616,078         788,017
                                                             ------------    ------------    ------------    ------------
      Net cash used in operating activities ..............       (457,785)       (832,649)     (2,471,836)     (4,053,195)
                                                             ------------    ------------    ------------    ------------

Cash flows from investing activities:
    Purchases of equipment ...............................        (39,559)        (28,949)       (411,056)       (489,678)
    Patents, trademarks and licenses .....................        (35,700)        (27,505)       (150,575)       (298,181)
                                                             ------------    ------------    ------------    ------------
      Net cash used in investing activities ..............        (75,266)        (56,454)       (561,631)       (787,859)
                                                             ------------    ------------    ------------    ------------

Cash flows from financing activities:
    Proceeds from sale of common stock ...................        141,901       2,718,459      11,900,000      15,744,317
    Proceeds from sale of preferred stock ................           --              --         2,025,000       3,025,000
    Offering costs .......................................        (75,520)        (88,787)     (1,292,305)     (1,538,369)
                                                             -------------   ------------    ------------    ------------
      Net cash provided by financing activities ..........         66,381       2,629,672      12,632,695      16,230,948
                                                             ------------    ------------    ------------    ------------

Net increase in cash and cash equivalents ................       (466,670)      1,740,569       9,599,228      11,389,894
Cash and cash equivalents, beginning of period ...........        516,767          50,097       1,790,666            --
                                                             ------------    ------------    ------------    ------------
Cash and cash equivalents, end of period .................   $     50,097    $  1,790,666    $ 11,389,894    $ 11,389,894
                                                             ============    ============    ============    ============

Supplemental disclosures of noncash financing activities:
    The Company issued common stock for professional
      services performed by unrelated parties............$         64,000    $    147,695    $     26,824    $    331,854
                                                             ============    ============    ============    ============
    Accrued offering cost ................................           --              --      $    282,423            --
                                                             ============    ============    ============    ============

                                 ENAMELON, INC.
                         (A development stage company)

Notes to Financial Statements


 1.      Organization and Summary of Accounting Policies

     Organization

         The Company (a development stage company) was founded in June 1992 to develop and market over-the-counter oral care products that prevent tooth decay at its earliest stage and are based on proprietary formulations and technologies. To date, the Company has not commenced any product commercialization or realized any operating revenues.

         The Company completed formulation of its all-family toothpaste and the testing required by the monograph published by the Food and Drug Administration during 1996. The Company intends to begin in the early part of 1997 to test market Enamelon(TM) toothpaste in several representative markets comprising approximately 5% of all United States households. Test marketing and additional clinical human studies to establish additional marketing claims for consumers and dentists are expected to continue throughout 1997, with a national roll-out of Enamelon(TM) toothpaste in the first half of 1998. The Company expects to continue to incur operating losses throughout this period and may require additional financing to continue its operations thereafter.

     Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

         The carrying amounts of cash, prepaid expenses and accrued expenses approximate fair value because of the short maturity of these items.

     Cash and Cash Equivalents

         Cash and cash equivalents are comprised of highly liquid debt instruments with original maturities of three months or less, principally Treasury Bills and money market accounts.


     Equipment

         Equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method.

     Deferred Costs

         Organization costs are amortized using the straight-line method over a sixty-month period.

         Licensing costs and patent rights are amortized using the straight-line method over seventeen years, which is the term of the licensing agreements and the estimated useful lives of the patents, respectively.

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -

         Trademarks are being amortized using the straight-line method over seventeen years.

         Deferred offering costs related to a proposed private placement had been deferred until the proceeds of the private placement were raised. Since the related private placement transaction did not occur as expected, these costs were expensed in 1994.

     Income Taxes

         Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires, among other things, a liability approach to calculating deferred income taxes. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets must be reduced by a valuation allowance to amounts expected to be realized.

     Earnings Per Share

         Earnings per share are presented for 1995 and 1996 on a pro forma basis to give retroactive effect to the conversion of the redeemable preferred stock as a result of the public offering discussed in Note 4. The calculation of earnings per share reflects the conversion of the preferred stock as if it occurred on January 1, 1995.

         The weighted average number of common shares outstanding used in computing the net loss per common share for the year ended December 31, 1996 was adjusted for the effects of the application of Securities and Commission (SEC) Staff Accounting Bulletin (SAB) No. 83. Pursuant to SAB No. 83, common stock issued by the Company at a price less than the initial public offering price during the twelve months immediately preceding the initial filing of the offering together with common stock purchase warrants and options issued during such period with an exercise price less than the initial public offering price, are treated as outstanding for all periods presented. Earnings (loss) per share are computed using a treasury stock method, under which the number of shares outstanding reflects an assumed use of the proceeds from the issuance of such shares and from the assumed exercise of such warrants and options, to repurchase shares of the Company's common stock at the average market price outstanding since the initial public offering.

     Recent Accounting Standards

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that certain long-lived assets be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. The adoption of this pronouncement in 1996 did not have a significant effect on the Company's financial statements.

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which allows the choice of either the intrinsic value method or the fair value method of accounting for employee stock options. The Company has selected the option to continue the use of the current intrinsic value method.


     Presentation of Prior Year Data

         Certain reclassifications have been made to conform prior year data with the current presentation.

      2.      Equipment

     Equipment is summarized as                 December 31,                 Estimated Useful Life
     follows:

                                           1995                1996
                                           ----                ----

     Furniture and fixtures              $ 6,691             $ 27,334         5 - 7 years
     Equipment                            71,931              462,344         3 - 10 years
                                         -------             --------
                                          78,622
                                                             489,678
     Less: Accumulated                    20,545              51,330
            depreciation                  -------            --------

                                         $ 58,077           $ 438,348
                                         ========           =========

      3.      Deferred Costs

              Deferred costs are summlows:


                                               December 31,

                                          1995               1996
                                          ----               ----
     Patent rights                     $ 132,207          $ 256,557
     Trademarks                           43,082             67,840
     Licensing costs                      18,962             18,962
     Organization cost                     1,133              2,600
                                         ------           --------
                                         195,384            345,959
     Less: Accumulated
     amortization                         23,227             37,929
                                         -------          ----------
                                        $ 172,157         $ 308,030
                                        =========         ==========


     4.       Stockholders' Equity

              Redeemable Preferred Stock

     In January 1996, the Company issued 500,000 units at $4.00 per unit, each consisting of 1.103 shares of 5% convertible Series A preferred stock and 1 common stock purchase warrant, exercisable at $5.75 per share. In April 1996, the Company issued an additional 6,250 units at $4.00 per unit. The

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -

     Company received proceeds of $2,025,000 for these issuances. In October 1996, the 558,399 shares of Series A Preferred Stock were converted into common stock and retired upon the consummation of the initial public offering.

     In connection with the placement of the transaction, the Company issued warrants to purchase 100,000 shares at an exercise price of $4.80 and 23,750 shares at $3.60 per share, which expire January 23, 2003.





              Common Stock

     In November 1992, the Board of Directors amended the Company's Certificate of Incorporation to increase the number of authorized common shares from 15,000 shares to 3,000,000 shares and effected a 100-for-one stock split. The Company effectuated a 1.19688-for-one stock split of its common stock in July 1993, a one-for-1.65068 reverse stock split of its common stock in September 1994 and a three-for-one stock split in June 1995. All common shares, common stock options and price per share information disclosed in the financial statements and notes thereto have been adjusted to give retroactive effect for these stock splits. The Board of Directors amended the Company's Certificate of Incorporation to increase the Company's authorized shares of common stock from 3,000,000 to 20,000,000.

     In December 1992, 9,792 shares of stock were issued for services performed by unrelated parties. In September 1993, November 1993 and January 1994, an additional 4,545 share, 12,723 shares and 14,538 shares, respectively, were issued for services performed by unrelated parties. In May and June 1995, an additional 105,000 shares and 3,000 shares, respectively, were issued for services performed by unrelated parties. In January 1996, an additional 6,706 shares were issued for services performed by unrelated parties. Common stock issued for services was valued at the estimated fair value of the stock issued.

     In January 1993, the Company issued an aggregate 293,619 shares of its common stock to private investors, officers and directors of the Company for the aggregate consideration of $900,000.

     In September 1994, the Company sold 118,125 shares of common stock and warrants to purchase 59,064 shares of common stock at an exercise price of $1.33 per share for an aggregate amount of $157,500.

     In May 1995, the Company issued an aggregate 93,750 shares of its common stock and warrants to purchase 93,750 shares of common stock at an exercise price of $1.33 per share to private investors, officers and directors of the Company for an aggregate consideration of $125,000.

     On various dates through December 31, 1995, the Company issued an aggregate 648,723 shares of its common stock pursuant to a private placement memorandum dated June 20, 1995 to private investors, officers and directors of the

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -

     Company for an aggregate consideration of $2,504,672, net of expenses. In connection with the private placement, the Company authorized the issuance of warrants to purchase 26,276 shares of common stock at an exercise price of $4.00 per share, and 1,562 shares of common stock at an exercise price of $3.60 per share, which expire December 14, 2000, to representatives in the offering.

     Initial Public Offering

     In October 1996, the Company completed the initial public offering of 1,700,000 shares of common stock at $7.00 per share. Cash proceeds net of costs was $10,425,000. Concurrent with the public offering, 558,399 shares of redeemable preferred stock were automatically converted into an equivalent number of shares of common stock.


     Stock Option Plan

     In 1993, the Company adopted the 1993 Stock Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to qualified employees (including officers and directors) of the Company to purchase an aggregate of 1,500,000 shares of common stock. The Option Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Compensation Committee") whose members are not entitled to receive options under the Option Plan (excluding options granted exclusively for directors' fees). Options granted under the Plan may or may not be "incentive stock options" as defined in the Internal Revenue Code ("Incentive Options") depending upon the terms established by the Compensation Committee at the time of grant. The exercise price shall not be less than the fair market value of the Company's common stock as of the date of grant (110% of the fair market value if the grant is an Incentive Option to an employee who owns more than 10% of the Company's outstanding common stock). Options granted under the Plan are subject to a maximum term of 10 years.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the period from January 1, 1995 to October 24, 1996 ("pre IPO"), and October 25, 1996 to December 31, 1996 ("post IPO"), respectively; no dividend yield for both years; expected volatility of .01 and 35 percent; risk-free interest rates of 6.5 and 6.2 percent and expected lives of 6.3 and 6.8 years for the options.

     Under the accounting provisions of SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -




                                                                  1995                       1996
                                                                  ----                       ----
                      Net loss
                        As reported                            $1,060,918               $2,924,830
                        Pro forma                              $1,735,766               $3,365,581

                      Loss per share
                        As reported                                $(0.20)                  $(0.52)
                        Pro forma                                  $(0.33)                  $(0.60)


              A summary of activity for the Company's Plan, including those options granted pursuant to the terms of certain employment and other agreements (see Note 7), is as follows:

                                                                                          Weighted average
                                                          Option shares                    Exercise price
                                                          -------------                    --------------
       Balance, January 1, 1995                                380,487                        $3.02
       Granted                                                 937,081                         2.35
       Exercised                                                   --                           --
       Canceled                                             ( 108,762)                         3.37
                                                            ----------                         ----
       Balance, December 31, 1995                            1,208,806                         2.50
       Granted                                                 160,000                         6.51
       Exercised                                                   --                           --
       Canceled                                                    --                           --
                                                            ----------                        ----
       Balance, December 31, 1996                            1,368,806                        $2.97
                                                            ==========                        =====




                                              December 31,

                                           1995                  1996
                                           ----                  ----
     Options exercisable                 1,148,806            1,192,806
     Weighted average exercise price
      of options exercisable                 $2.56                $2.57
     Weighted average fair value of       $674,848             $440,751
      options granted during the
      year



              The following table summarized information about fixed stock options outstanding at December 31, 1996:

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -



                                    Options Outstanding                          Options Exercisable
                                    -------------------                          -------------------

                                                   Weighted-
                                                    Average            Weighted-                              Weighted-
                                 Number            Remaining            Average             Number             Average
         Range of             Outstanding         Contractual           Exercise          Exercisable         Exercise
      Exercise Prices         at 12/31/96             Life               Price            at 12/31/96           Price
      ---------------         -----------            ------             -------           -----------          ------
      $1.33 to $2.67             405,213              6.2                $1.37                 375,213          $1.38
      $3.00 to $4.00             803,593              3.1                $3.07                 803,593          $3.07
      $5.81 to $7.00             160,000              7.5                $6.51                  14,000          $6.25
                                ----------                                                   ---------
      $1.33 to $7.00           1,368,806              4.6                $2.97               1,192,806          $2.57
                               ==========                                                    =========




     5.       Income Taxes

     At December 31, 1996, the Company had a deferred tax asset of approximately $2,047,000 primarily attributable to net operating loss carryforwards. The deferred tax asset has been fully reserved by a valuation allowance of the same amount.

     The net operating loss carryforwards at December 31, 1996 totaling approximately $5,118,000 will expire if not used by the period from 2007 through 2011 and may be limited by United States federal tax law as a result of future changes in ownership.

     6.       Commitments

     Leases

     The Company leases office facilities in New York from a related party and laboratory facilities in New Jersey. The lease for the laboratory facilities includes provisions requiring the Company to pay a proportionate share of the increase in real estate taxes and operating expenses over base period amounts. The minimum rents for the leased property for the subsequent years are as follows:

                      Year ending December 31,

                      1997    $     79,000
                      1998          52,000
                              ------------
                              $    131,000
                              ============

     Rent expense for the years ended December 31, 1995 and 1996 was $35,500 and $83,028 respectively, and $160,483 for the period from June 9, 1992 (inception) to December 1996.

     Patent License Agreements

     In June 1992, the Company entered into a patent licensing agreement with the ADAHF, the holder and/or the applicant for the patents for the Amorphous Calcium Compounds ("ACC"). The agreement, as modified, grants the Company

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -


     the exclusive United States license to manufacture and sell dentifrices, chewing gum, food and confection formulated according to the patented process in return for royalty payments to the licensor. In November 1992, the Company entered into an exclusive international patent licensing agreement which, as modified, granted the Company patent license rights in Austria, Belgium, Canada, China, Denmark, France, Germany, Greece, Ireland, Italy, Japan, Luxembourg, Monaco, the Netherlands, Portugal, Spain, Sweden, Switzerland, Liechtenstein, Taiwan and the United Kingdom. The grants extend to improvements in patent compounds and utilities in dentifrices, chewing gum, food and confectionery products developed by the ADAHF.

     The exclusive United States license has been granted for an initial term from the date of the agreement until three years following the physical and chemical stabilization of the formula in a commercially viable product and following the first Food and Drug Administration ("FDA") approval necessary to market any ACC products in their commercially viable form to professionals or the general public. The foreign license expires upon the earlier of the termination of the United States license or the expiration of the foreign patents license thereunder. The licenses are renewable in four year increments for the life of the ACC patents subject to minimum royalty payment terms, and transferable under certain conditions with the prior written consent of the licensor, which consent may not be unreasonably withheld. The licenses are subject to cancellation in the event the Company fails to comply with its terms and conditions, including payment of royalties and other amounts due thereunder.

     The Company was also granted an option and right of first refusal, as amended, for a limited license under future patents and patent applications for ACC for all territories not included within the licensed territories under the foreign patent license, with respect to dentifrices, chewing gum, food and confection. Before granting such a license to third parties, the ADAHF must first offer the license to the Company on the terms consistent with the foreign license agreement. To the extent the ADAHF has not granted the license to a third party due to the Company's failure to exercise its right of first refusal, the Company has the option to receive a license in any of such territories with the terms consistent with the foreign license agreement.

     In consideration for the grant of the exclusive United States license, the Company is required to make royalty payments of four percent of net sales, subject to minimum royalty payments of $7,000. In consideration for the grant of foreign patent rights, the Company is required to pay seven percent of net sales and four percent in a joint venture and bear the costs of prosecution of foreign patent applications. However, to the extent the ADAHF grants a foreign license to a third party to use ACC in products other than dentifrices, chewing gum, food and confection, then such third party must share with the Company the costs associated with the foreign patent applications. If the Company sublicenses a foreign patent, it will pay to the ADAHF twenty-five percent of the gross income resulting from such sublicenses actually received by the Company.

     7.       Employment and Consulting Agreements

         The Company has established a five-year incentive compensation program (the "Incentive Compensation Program") for certain of its officers and key employees. The Incentive Compensation Program provides for the establishment of a yearly pool, equal to 5% of the Company's net income before expenses pursuant to the Incentive Compensation Program, taxes and extraordinary items ("Plan Net Income"). Such pool shall only be established in the event that the Company's Plan Net Income equals or exceeds by at lease 5% the Company's Plan Net Income for the prior fiscal year.

         The Company has entered into a five-year employment agreement for the services of a Chairman of the Board of Directors and Chief Executive Officer commencing January 1, 1994. The agreement, as amended, provides for an annual salary of $175,000 in 1996 and $250,000 per year in January 1997, subject to adjustment, as well as 50% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. The Company has granted this officer an option to purchase 450,000 shares of common stock at an exercise price of $3.00 per share, which expires five years from the date of grant.

                                 ENAMELON, INC.
                         (a development stage company)
                         Notes to Financial Statements
                                 - continued -



         The Company entered into an employment agreement for the services of a President and Chief Operating Officer which provides for an annual salary of $150,000 in 1996 and $175,000 in 1997, subject to adjustment, as well as 15% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, in 1996 the Company granted this individual an option to purchase 99,000 shares of common stock at an exercise price of $3.00 per share which expires seven years from the date of grant.

         In May 1995, the Company entered into a three-year employment agreement for the services of a Vice President - Product Development and Operations and Secretary. This agreement, which replaced a prior consulting agreement (the "Consulting Agreement"), provides for annual compensation of $105,000 in the first year, $115,000 in the second year and $125,000 in the third year, subject to adjustment, as well as 12.5% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, options to purchase 108,762 shares of common stock at various exercise prices previously granted to the individual pursuant to the Consultanting Agreement were canceled and regranted to the officer at an exercise price of $1.33 per share. Furthermore, the Company has granted this individual an option to purchase an additional 90,000 shares of common stock at an exercise price of $1.33 per share which expires seven years from the date of grant.

         The Company has entered into a an employment agreement for a term of three years expiring January 2000, for the services of a Vice President of Technology and Clinical Research. The agreement as amended provides for an annual salary of $143,000 in 1997, $151,000 in 1998 and $160,00 in 1999, as well as 10% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, the Company has granted this individual an option to purchase 150,000 shares of common stock at an exercise price of $1.33 per share, which expires ten years from the date of grant.

         The Company has entered into an employment agreement commencing August 1996 for the services of a Vice President and Chief Financial Officer. The agreement provides for an annual salary of $89,000, subject to adjustment, as well as not less than 5% of all amounts allocated by the Board of Directors to the Company's Incentive Compensation Program. In addition, the Company has granted this individual an option to purchase 25,000 shares of the Company's common stock subject to certain vesting provisions at an exercise price of $7.00 per share.

                                 Enamelon, Inc.
                         (A development stage company)
                                 Balance Sheet
                                  (unaudited)


Assets                                                                                 March 31, 1997
                                                                                       --------------
Current:
Cash and cash equivalents ..............................................                  $ 9,324,317
Prepaid expenses and other assets . ....................................                      110,149
Inventory...............................................................                      200,126
                                                                                          -----------
Total currents assets...................................................                    9,634,592

Equipment, less accumulated depreciation of
$62,079.................................................................                      981,889


Deferred costs, less accumulated amortization of
$43,277.................................................................                      325,603

Other assets - security deposits........................................                        9,023
                                                                                          -----------

Total assets............................................................                  $10,951,107
                                                                                          -----------

Liabilities and Stockholders' Equity
Current liabilities:
Account Payable.........................................................                  $   871,018
Accrued expenses........................................................                      731,046
                                                                                          -----------
Total current liabilities...............................................                    1,602,064
                                                                                          -----------

Commitments

Stockholders' equity (note 2) Preferred stock, $0.01 par value - shares authorized 4,172,750; none issued or outstanding Common stock, $0.001 par value
- shares authorized 20,000,000;issued and
outstanding and 6,900,378...............................................                        6,900
Additional paid-in capital..............................................                   16,409,926
Accumulated deficit during the development stage........................
 ........................................................................
 ........................................................................                   (7,067,783)
                                                                                          -----------
Total stockholders' equity..............................................                    9,349,043
                                                                                          -----------

Total liabilities and stockholders' equity..............................                  $10,951,107
                                                                                          -----------





                See accompanying notes to financial statements.

                                 Enamelon, Inc.
                         (A development stage company)
                            Statement of Operations
                                  (Unaudited)




                                                 Three Months Ended                              Period from
                                                      March 31                                   June 9, 1992
                                                 ---------------------                           (Inception)
                                                                                                 to March 31,
                                                      1997                        1996             1997
                                                     -------                      ----           --------
Expenses:
Marketing and selling                              $   853,018               $  4,000           $1,215,389
Research and development                               746,056                473,182            3,376,702
Administrative and other..                             481,252                 75,025            2,572,911
                                                   -----------               --------          -----------


Total expenses..                                    2,080,326                 552,207           7,165,002


Other charges (income):
Interest and dividends                               (130,956)                (35,435)          (367,188)
Write-off of deferred
  offering costs.                                         --                     --              269,969
                                                  -----------               ---------        -----------
Net loss                                          $(1,949,370)              $(516,772)       $(7,067,783)
                                                  -----------               ---------        -----------


Pro forma net loss per
 common share (note 2)                                $ (0.28)                $ (0.09)
                                                      -------                ---------

Weighted average common
 shares outstanding                                 6,900,378               5,563,389
                                                   ----------              ----------






                See accompanying notes to financial statements.

                                 Enamelon, Inc.
                         (A development stage company)
                       Statements of Stockholders' Equity
                                  (unaudited)



                                                                                  Accumulated
                                         Common Stock         Additional        deficit during the          Total
                                         ------------           paid-in            development         stockholders'
                                    Shares        Par value     capital              stage                equity

Balance, December 31,1996           6,900,378     $  6,900     $ 16,409,926       $ (5,118,413)      $11,298,413
Net loss                                   --         --                --          (1,949,370)       (1,949,370)
                                -------------  ------------    --------------        -------------   ------------------

Balance, March 31, 1997             6,900,378     $  6,900     $ 16,409,926       $ (7,067,783)      $  9,349,043
                                               -----------     ---------------         ------------  --------------------








                See accompanying notes to financial statements.

                                 Enamelon, Inc.
                         (A development stage company)
                            Statements of Cash Flows
                                  (unaudited)




                                                                                                      Period from
                                                                                                     June 9, 1992
                                                                                                    (Inception) to
                                                            Three Months ended March 31,                 March 31,
                                                                1997    1996         1997                  1997
                                                            -------------------   ----------      --------------------
Cash flows from operating activities:
Net loss..............................................        $(1,949,370)       $ (516,772)            $(7,067,783)
Adjustments to reconcile net loss to net
  cash provided by (used in)
  operating activities:
Write-off of deferred offering costs..................                  --                --                 269,969
Stock issued for services.............................                  --            26,824                 174,519
Depreciation and amortization.........................              16,097             8,863                 105,354
Change in operating assets and liabilities:
Decrease (increase) in prepaid expenses and
  other assets........................................              83,057             (832)               (119,171)
Increase in inventory.................................           (146,943)                                 (200,126)
Increase in accrued expenses and
  account payable.....................................             631,216            95,491               1,418,100
                                                               -----------        ----------             -----------
Net cash used in operating activities.................         (1,365,943)         (386,426)             (5,419,138)
                                                              -----------        ----------             -----------

Cash flows from investing activities:
Purchases of equipment................................           (554,290)          (71,378)             (1,043,968)
Patents, trademarks and licenses......................            (22,921)          (31,772)               (321,102)
                                                              -----------           -------             -----------
Net cash used in investing activities.................           (577,211)         (103,150)             (1,365,070)
                                                              -----------        ----------             -----------

Cash flows from financing activities:
Proceeds from sale of common stock....................                  --                --              15,744,317
Proceeds from sale of preferred stock.................                  --         1,979,000               2,025,000
Offering costs........................................           (122,423)         (265,000)             (1,660,792)
                                                              -----------        ----------             -----------
Net cash provided by financing
  activities..........................................           (122,423)         1,714,000              16,108,525
                                                              -----------         ----------             -----------

Net increase (decrease) in cash and
  cash equivalents....................................         (2,065,577)         1,224,424               9,324,317
Cash and cash equivalents,
  beginning of period.................................          11,389,894         1,790,666                      --
                                                               -----------        ----------             -----------
Cash and cash equivalents,
  end of period.......................................         $ 9,324,317        $3,015,090             $ 9,324,317
                                                               -----------        ----------             -----------

Supplemental disclosures of
  noncash financing activities:
The Company issued common stock for
  professional services performed by
  unrelated parties...................................         $        --        $   26,824             $   331,854
                                                               -----------        ----------             -----------


                See accompanying notes to financial statements.

                                 Enamelon, Inc.
                         (A development stage company)
                       NOTES TO THE FINANCIAL STATEMENTS
                                  (unaudited)




1. Statement of information furnished

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 210 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Results for the interim period ended March 31, 1997 are not necessarily indicative of results for the entire year.

         For further information, refer to the annual financial statements and footnotes thereto included elsewhere herein.

2.       Amounts per share

         Net loss per share is presented for the three months ended March 31, 1996 on a pro forma basis to give effect to the conversion of the redeemable preferred stock as a result of the public offering consummated in October 1996. The calculation of net loss per share reflects the conversion of the preferred stock as if it occurred on January 1, 1996.

         The weighted average number of common shares outstanding used in computing the pro forma net loss per common share was adjusted for the effects of the application of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No.83. Pursuant to SAB No. 83, common stock issued by the Company at a price less than the initial public offering price during the twelve months immediately preceding the initial public offering, together with common stock purchase warrants and options issued during such period with an exercise price less than the initial public offering price, are treated as outstanding for all periods presented. Earnings (loss) per share are computed using the treasury stock method, under which the number of shares outstanding reflects an assumed use of the proceeds from the issuance of such shares and from the assumed exercise of such warrants and options, to repurchase shares of the Company's common stock at the initial public offering price.

     3. Inventory is summarized as follows:


                                          March 31, 1997

Raw materials                                $  89,842
Work in process                                 10,350
Finished goods                                  99,934
                                               ----------
                                              $200,126
                                               ----------


         Inventories are valued at the cost of materials and contract manufacturing by the first-in, first-out method.

4.  Effect of New Accounting Pronouncement

         In February 1997, the FASB issued SFAS No. 128 "Earning Per Share". In accordance with this statement, basic earnings per share are based on the weighted average shares outstanding during the period and diluted earnings per share are based on the weighted average number of common shares and all dilutive potential common shares that were outstanding during the period. In addition, prior period financial statements have to be restated to reflect the change in accounting principle. Effective December 15, 1997, the Company will adopt this statement. The effect of the adoption will not have a material impact on the Company's net loss per share previously reported.

         No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in or incorporated by reference into the Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Subject to any duties and obligations under applicable securities laws to update information contained or incorporated by reference herein, neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.
                               ------------------

                               TABLE OF CONTENTS
                                                      PAGE

Available Information.................................  2
Prospectus Summary....................................  3
Risk Factors..........................................  6
Use of Proceeds....................................... 13
Dividend Policy....................................... 13
Capitalization........................................ 13
Market for Common Equity and
     Related Stockholder Matters...................... 13
Selected Financial Data............................... 14
Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations......................... 15
Business.............................................. 18
Management............................................ 30
Principal Securityholders............................. 37
Selling Securityholders............................... 40
Certain Transactions.................................. 42
Description of Securities............................. 43
Shares Eligible for Future Sale....................... 43
Plan of Distribution.................................. 44
Interests of Named Experts and Counsel................ 44
Experts............................................... 44
Glossary.............................................. 45
Index to Financial Statements......................... F-1

                                 ENAMELON, INC.



                                1,200,000 Shares

                                  Common Stock








                                   PROSPECTUS









                                August 11, 1997